Filed Pursuant to Rule 424(b)(1)

Registration No. 333-128609

PROSPECTUS

6,850,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock and the selling stockholders are offering 1,850,000 shares. We will not receive any of the proceeds from the shares of our common stock sold by the selling stockholders.

Our common stock is traded on The Nasdaq National Market under the symbol “CTGI.” On November 14, 2005, the closing price of our common stock as reported on The Nasdaq National Market was $6.19 per share.

Consider carefully the risk factors beginning on page 7

of this prospectus before investing.

We have granted the underwriters an option to purchase up to an additional 1,027,500 shares of common stock from us at the public offering price less the underwriting discount and non-accountable expense allowance, solely to cover over-allotments, if any.

	Per Share	Total
Public offering price	$6.00	$41,100,000
Underwriting discount and commissions	$0.39	$2,671,500
Proceeds, before expenses, to us	$5.61	$28,050,000
Proceeds, before expenses, to selling stockholders	$5.61	$10,378,500

The underwriters expect to deliver the shares to purchasers on or about November 18, 2005.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 15, 2005

You should rely only on the information provided in this prospectus and the information incorporated by reference. We have not authorized anyone to provide you with different information. The selling stockholders are not offering to sell, or seeking offers to buy, the shares in any state where offers or sales are not permitted. We do not claim the accuracy of the information in or incorporated by reference in this prospectus as of any date other than the date stated on the cover.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference contain certain forward-looking statements that involve a number of risks and uncertainties. These statements include changes in national and regional housing demand and values, the levels of interest and inflation rates, the availability and cost of mortgage loans, employment trends, default rates on mortgage loans, those factors listed under the caption “Risk Factors” and other factors set forth elsewhere in this prospectus. These statements, in addition to statements made in conjunction with the words “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions, are forward-looking statements within the meaning of the Safe Harbor provision of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and only reflect management’s expectations and estimates. The following is a list of factors, among others, that could cause actual results to differ materially from the forward-looking statements:

•	The costs of producing title evidence are relatively high, while premiums are subject to regulatory and competitive restraints.

•	Real estate activity levels have historically been cyclical and are influenced by the overall economy, particularly interest rates.

•	The title insurance industry may be exposed to substantial claims by large classes of claimants.

•	The industry is regulated by state laws that require the maintenance of minimum levels of capital and surplus and that restrict the amount of dividends that may be paid by our insurance subsidiary.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus to conform them to actual results. We do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the caption “Risk Factors.”

We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict such new risk factors, nor can we assess the impact, if any, of such new risk factors on our businesses or the extent to which any factor or combination of factors may cause actual results to differ materially from those projected in any forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this prospectus and the documents we incorporate by reference might not occur.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in Section 21E of the Securities Act.

You should carefully read this prospectus and the documents incorporated by reference in their entirety. They contain information that you should consider when making your investment decision.

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PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus and does not contain all of the information that you need to consider in making your investment decision. You should read the entire prospectus, including the risks of investing discussed under “Risk Factors” beginning on page 7 and the following summary together with the more detailed information regarding our company, the shares, our financial statements and the notes to those statements included herein and the documents incorporated by reference to this prospectus, as well as the exhibits to the registration statement of which this prospectus is a part.

References in this prospectus to “Capital Title,” the “Company,” “we,” “us,” and “our,” refer to Capital Title Group, Inc. and its subsidiaries, unless otherwise specified.

Capital Title Group, Inc.

Overview

We offer title insurance and escrow services, real estate appraisal, flood zone determinations, and other related services to residential and commercial customers in the real estate and mortgage lending industries throughout the United States. We currently operate approximately 130 offices located in Arizona, California, Nevada, Pennsylvania and Texas and employ approximately 2,500 individuals. We are also licensed to issue and underwrite title insurance policies in Arizona, California, Nevada, New York, Pennsylvania and Texas through our subsidiary United Capital Title Insurance Company. Through acquisitions and the expansion of existing operations, we have achieved substantial growth during the last several years. Our revenue increased from $64.4 million in 2001 to $290.9 million in 2004, and for the trailing twelve months ended September 30, 2005, our revenue was $362.9 million.

Historically, we offered traditional title insurance and escrow services to local and regional customers in the residential resale and refinance sectors of the market. Beginning with the acquisition of Nationwide Appraisal Services in May 2004 and the development of our lender services segment, we significantly expanded our ability to provide additional settlement services to real estate lenders and mortgage brokers nationwide. As a result, we provide a comprehensive suite of real estate settlement services including appraisal, flood zone determination, foreclosure services, credit evaluation and other related services. The growth of this segment through subsequent acquisitions and organic growth has enabled us to:

•	expand our geographic footprint to offer real estate services on a nationwide basis;

•	diversify our customer base by targeting national real estate lenders and mortgage brokers, in addition to our traditional focus on real estate agents and regional lenders in the Southwestern United States;

•	serve as the exclusive provider of information services in closing a real estate transaction;

•	provide additional opportunities to market our traditional title insurance and escrow services by entering a real estate transaction at an earlier point in the process; and

•	increase our revenue opportunities for each transaction without significantly increasing our fixed costs.

Operating Strategy

We attribute our success to an operating strategy which emphasizes the following factors:

•	Commitment to Service. We are committed to providing an unparalleled quality of service to our customers, and we emphasize the importance of that culture of service to all of our employees.

•	Customer and Market Focus. Our services and marketing for our traditional title insurance and escrow segment are directed primarily to real estate agents and lenders in the residential resale and refinance sectors of the market, which we believe are less prone to cyclical industry downturns associated with changing interest rates than the commercial real estate and new home sectors. Our lender services are provided and marketed to national lenders and mortgage brokers. Unlike our traditional title and escrow services, these services are typically offered on a national scale from centralized processing centers.

•	Operating Flexibility. Our executives and key managers have extensive experience in controlling expenses to reflect cyclical industry movements. We control our most significant cost item, personnel expenses, through use of temporary personnel and overtime personnel as needed, reduction in staffing levels when appropriate, and commission and incentive elements of our compensation structure that vary significantly with changes in our revenue levels.

•	Comprehensive Suite of Lender Services. We offer a full suite of real estate settlement services, enabling us to serve as a “one-stop shop” to national real estate lenders and mortgage brokers.

•	Experienced Management Team. Our executives and other key managers have an average of over 20 years experience in the title insurance industry, and directly participated in the successful development and operation of several large regional title agency networks, major title insurance underwriters and providers of various real estate settlement services. Our operational management is decentralized, with our key regional managers given primary responsibility for operations in their respective areas of geographic responsibility.

Growth Strategies

Our primary long-term objectives are to become a national provider of title insurance and integrated real estate services and to maximize our profits throughout different real estate cycles. To accomplish these objectives, we are pursuing various growth strategies that include both acquisitions and organic growth, all of which are designed to broaden our market position and maximize profitability. Specifically, these strategies include the following:

•	Increasing Share of Existing Markets. Our title and escrow operations are concentrated in the Southwestern United States which provides a particularly strong platform for future growth because Arizona, California and Nevada rank high in relation to other states in the rate of new job creation and population growth. We intend to expand operations in these existing markets by continually attracting top producers and establishing additional branch offices in those markets. As of September 30, 2005, this continual growth was reflected by being second in market share in the residential resale market in the Phoenix metropolitan area. Further, in the southern California market, we increased our overall market share from 1.5% to 6.2% from 2001 to September 30, 2005 through acquisitions and organic growth.

•	Expanding Geographically. We intend to continue to follow our traditional expansion strategy by acquiring title companies in markets we do not currently serve to build a national presence with branch operations in states with either high growth or in which major population centers exist.

•

Growing Lender Services. We plan to develop further our suite of real estate settlement services to national lenders and mortgage brokers through strengthening our existing services and providing additional complimentary services. Through a national marketing strategy emphasizing our ability to provide multiple settlement services and consistent product delivery, we intend to continue to grow our lender services business.

Principal Executive Offices

We are a Delaware corporation with our principal executive offices located at 14648 North Scottsdale Road, Suite 125, Scottsdale, AZ 85254. Our telephone number is (480) 624-4200. Our website address is www.capitaltitlegroup.com. Information on our website does not constitute part of this prospectus.

The Offering

Common Stock offered by us	5,000,000 shares

Common Stock offered by selling stockholders	1,850,000 shares (1)

Common Stock to be outstanding after this offering	27,932,000 shares (1)

Use of Proceeds

Our net proceeds from this offering will be approximately $27.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. This amount includes $681,000 that we will receive when the underwriters exercise the warrants they purchase from one of the selling stockholders. We intend to use the net proceeds from our offering for the redemption of our outstanding preferred stock, working capital and other general corporate purposes. See “Use of Proceeds.” We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders.

Nasdaq National Market Symbol	CTGI

Risk Factors

You should carefully consider all of the information contained in, and incorporated by reference into, this prospectus, and in particular, you should evaluate the specific risks set forth under “Risk Factors,” beginning on page 7.

(1)	The common stock offered by the selling stockholders in this offering consists of 1,550,000 shares and 300,000 shares to be issued upon exercise of warrants now held by one of the selling stockholders. The underwriters will purchase the warrants from one selling stockholder, pay us the exercise price specified in the warrant to obtain these shares and sell the shares in this offering. The common stock to be outstanding after the offering is based on shares outstanding on September 30, 2005 and includes the shares to be issued upon exercise of warrants. This number does not include the following as of September 30, 2005:

•	3,482,514 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.60 per share;

•	763,879 shares of common stock reserved for future grants under our stock option plans; and

•	825,852 shares of common stock reserved for issuance upon exercise of outstanding warrants.

Except when otherwise indicated, the information in this prospectus assumes no exercise by the underwriters of their option to purchase up to 1,027,500 additional shares of common stock from us.

Summary Consolidated Selected Financial Data

The following tables set forth certain summary consolidated financial data derived from our audited consolidated financial statements for the years ended December 31, 2002, 2003 and 2004, and our unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and 2005. The unaudited interim financial statements include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for the interim periods presented. You should read this summary consolidated financial data together with our audited and unaudited consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)
	(in thousands, except share, per share data and segment statistics)
Operating Data:
Title service revenue, net	$81,239	$160,745	$170,888	$127,053	$153,597
Escrow and related fees	42,632	85,080	92,469	62,465	88,731
Appraisal service revenue (1)	—	—	17,885	12,064	22,705
Other income	3,840	4,420	9,634	8,573	17,137

Total revenue	127,711	250,245	290,876	210,155	282,170
Income before income taxes	12,283	27,453	25,678	19,430	29,648
Income tax expense	5,001	10,893	10,090	7,642	12,596

Net income	7,282	16,560	15,588	11,788	17,052
Dividends on preferred stock	403	1,401	1,405	1,052	1,048
Earnings attributable to common shares	$6,879	$15,159	$14,183	$10,736	$16,004
Share and Per Share Data:
Net income per common share – Diluted	$0.38	$0.77	$0.64	$0.49	$0.66
Weighted average shares outstanding – Diluted	18,121,419	19,755,104	22,258,012	21,782,955	24,352,314
Title and Escrow Services Segment Statistics (unaudited):
Title and escrow opened orders	185,349	382,249	367,186	281,139	298,304
Title and escrow closed orders	122,471	246,261	237,406	181,482	181,988
Average revenue per closed order	$1,011	$998	$1,033	$990	$1,182
Percent of premiums directly written (2)	36%	82%	78%	78%	84%

(1)	Appraisal service revenue was a new revenue stream in 2004, resulting from providing appraisal services to customers through Nationwide Appraisal Services, acquired during May 2004.

(2)	Represents the percentage of title insurance premiums from policies we issued through our own insurance underwriting subsidiary, United Capital Title Insurance Company, which we acquired in September 2002. This percentage declined in 2004 resulting from our acquisition of Nationwide Appraisal, which has historically utilized third-party title insurance underwriters exclusively for the title policies it issued. During 2004, United Capital Title Insurance Company commenced efforts to become licensed in additional states in order to capture more of the premiums resulting from title policies we issue.

The following table contains a summary of our balance sheet as of September 30, 2005 and as adjusted for the offering:

	At September 30, 2005
	Actual	As Adjusted (1)
	(in thousands)
Balance Sheet Data:
Total assets	$166,198	$176,632
Long term debt	19,169	19,169
Redeemable preferred stock (2)	17,516	—
Total stockholders’ equity	74,267	102,216

(1)	The As Adjusted column of the balance sheet data reflects (a) the sale of 5,000,000 shares of common stock offered by us under this prospectus in this offering at the public offering price of $6.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, (b) receipt of $681,000 that we will receive when the underwriters exercise the 300,000 warrants they purchase from one of the selling stockholders, and (c) and application of the estimated net proceeds therefrom.
(2)	Our Series A Preferred Stock is non-convertible and may be redeemed after 2023 for $17.5 million. The Series A Preferred Stock has an 8% cumulative dividend, payable quarterly. In connection with this offering, the holder of the Series A Preferred Stock has agreed to allow us to redeem the outstanding shares of Series A Preferred Stock after January 2, 2006, at a price of $100 per share or an aggregate of $17.5 million, plus any accrued but unpaid dividends.

RISK FACTORS

Before you invest in the securities offered pursuant to this prospectus, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus and the documents incorporated by reference in this prospectus. If any of the following risks actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In such case, the trading price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to our Business and Industry

The demand for our title insurance and related services is highly dependent upon the volume of real estate transactions and other general economic conditions, and our 2006 revenues and profits may decline as interest rates stabilize or rise.

The demand for title insurance and appraisal services depends upon, among other things, the volume of commercial and residential real estate transactions. The volume of these transactions has historically been influenced by factors such as mortgage interest rates and the state of the overall economy. When mortgage interest rates are increasing or during an economic downturn or recession, real estate activity typically declines and the title insurance and appraisal industries tend to experience lower revenues and profitability. For example, stable mortgage interest rates and strength in the real estate market, especially in California and throughout the West Coast, contributed to very positive conditions for the title insurance industry throughout 1997 and 1998. However, during the second half of 1999 and through 2000, steady interest rate increases resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market in 1998 to a more traditional market driven by new home purchases and resales in 1999 and 2000.

Beginning in 2002 and into 2003, the level of real estate activity increased, including refinancing transactions, new home sales and resales, due in significant part to substantial decreases in mortgage interest rates. The volume of refinance activity declined in 2004 as a result of interest rates stabilizing or increasing from 2003 levels, and the favorable industry conditions that existed in 2002 and 2003 may not occur again in the foreseeable future. We cannot predict changes in the interest rate environment in future periods and its complete impact on residential resale refinance activity. If mortgage interest rates rise quickly and significantly during 2006, it would likely negatively affect opened orders and, in turn, have a negative impact on our revenue levels and profitability, particularly in comparison to our financial performance in recent years, which saw record levels of residential resale activity.

Our success depends on our ability to attract and retain key personnel.

Competition for personnel in our industry is intense. We may have difficulty hiring the necessary sales, marketing and management personnel to support our growth. The successful implementation of our business model and growth strategy depends on the continued contributions of our seasoned executives and key managers. The loss of any key employee, the failure of any key employee to perform in his or her current position, or the inability of our officers and key managers to expand, train and manage our employee base could prevent us from executing our growth strategy and have a material adverse effect on our business.

Additionally, competition for personnel varies from region to region and increased costs may hurt our financial performance in certain regions. For example, competition for key personnel in California has substantially increased our costs of attracting and retaining personnel. Additional personnel cost increases in this or other regions could lower our profits.

The title insurance industry experiences seasonal fluctuations.

Historically, residential real estate activity has been generally slower in the winter, when fewer families move, buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity generally is more uniform throughout the year, subject to interest rate stability. Demand for our title insurance and related services generally tracks these seasonal demand patterns of the residential real estate market, although acquisitions of other title insurance companies and changes in interest rates may alter these traditional seasonal demand patterns. We typically report our lowest revenues and earnings in the first quarter, with revenues and earnings increasing into the second quarter and through the third quarter and declining again in the fourth quarter.

Our business is highly competitive and increased competition could reduce our revenues and profitability.

The business of providing real estate transaction products and services is highly competitive, particularly with respect to price, service and expertise. According to Demotech, Inc., the top five title insurance companies accounted for 91.8% of net premiums collected in 2004. Over 40 independent title insurance companies accounted for the remaining 8.2% of the market. The number and size of competing companies varies in the different geographic areas in which we conduct our business. Companies with significant market share in the local and national markets in which we compete include First American, Old Republic, Stewart Title, Fidelity National Title and LandAmerica. All of the top five title insurers have larger distribution networks, greater financial resources, more extensive computerized databases and longer standing relationships than us. The number and size of competing companies varies in the different geographic areas in which we conduct our business. Also, the removal of regulatory barriers might result in new competitors entering the title insurance business, and those new competitors may include diversified financial services companies that have greater financial resources than we do and possess other competitive advantages. Competition with the major title insurance companies, expansion by smaller regional companies and new entrants could adversely affect our business operations and financial condition. For example, intense competition in California has resulted in lower profit margins in that region.

We may not be able to implement successfully our strategy of selectively acquiring other businesses in the title insurance industry and related industries.

As part of our overall growth strategy, we intend to acquire selectively businesses in our industry and related industries that will allow us to enter new markets, provide services that we currently do not offer or advance our existing technology. Our ability to implement our selective acquisition strategy will depend on our success in identifying and consummating acquisitions of businesses on favorable terms. Although we also are actively seeking other acquisition candidates, we can give no assurance that we will be successful in these efforts. If we are unable to acquire appropriate businesses on favorable economic terms, or at all, or are unable to introduce new products and services successfully, our business could be materially adversely affected.

We may encounter difficulties managing and integrating our acquisitions.

Part of our continued growth strategy is to pursue additional opportunities to diversify and expand our operations by acquiring other companies. The success of each acquisition will depend upon our ability:

•	to integrate the acquired businesses’ operations, products and personnel to achieve synergies and economies of scale;

•	to retain key personnel of the acquired businesses;

•	to maintain the customers and goodwill of the acquired businesses;

•	manage any unexpected costs or unforeseen liabilities associated with the acquired businesses; and

•	to expand our financial and management controls and reporting systems and procedures.

In addition, our growth strategy of providing a comprehensive suite of services subjects us to associated risks, including lack of experience in operating such businesses. Our inability to successfully integrate acquired businesses and manage our growth strategy could have a material adverse effect on our business.

Security breaches and computer viruses could harm our business by disrupting our delivery of services and damaging our reputation.

We electronically receive, process, store and transmit sensitive business information of our customers. Unauthorized access to our computer systems could result in the theft or publication of confidential information, the deletion or modification of records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the Internet. Computer viruses have also been distributed and have rapidly spread over the Internet. Computer viruses could infiltrate our systems, disrupting our delivery of services and making our products unavailable. Any inability to prevent security breaches or computer viruses could cause existing customers to lose confidence in our systems and terminate their agreements with us, and could inhibit our ability to attract new customers.

We may experience significant claims relating to our title insurance operations and losses resulting from fraud, defalcation or misconduct.

A significant component of our revenue arises from issuing title insurance policies which typically provides coverage for the real property mortgage lender and the buyer of the real property. As a result, we retain insurance risk on policies we issue up to and including $2.0 million in some cases. We may also be subject to a legal claim arising from the handling of escrow transactions. We carry errors and omissions insurance coverage for errors made during the real estate settlement process of up to $10.0 million per occurrence, $10.0 million in the aggregate, subject to a deductible of $100,000 per occurrence. The occurrence of a significant title or escrow claim in any given period could have a material adverse effect on our financial condition and results of operations during the period.

Fraud, defalcation and misconduct by employees are also risks inherent in our business. As of December 31, 2004, we were the custodian of approximately $789.7 million of cash deposited by customers with specific instructions as to its disbursement from escrow, trust and account servicing files. We carry insurance covering the loss or theft of funds of up to $10.0 million annually in the aggregate, subject to a deductible of $150,000 per occurrence. To the extent that any loss or theft of funds substantially exceeded our insurance coverage, our business could be materially adversely affected.

Insurance regulations limit the ability of our insurance subsidiary to pay cash dividends to us.

Our insurance subsidiary is subject to regulations that limit its ability to pay dividends or make loans or advances to us, principally to protect policy holders. Generally, these regulations limit the total amount of dividends and distributions to the greater of 10% of our insurance subsidiary’s surplus, which amount was $16.8 million as of December 31, 2004, or 100% of net income for the previous calendar year, which was $3.4 million for the year ended December 31, 2004. At December 31, 2004, $32.5 million of cash, short-term investments, fixed maturity bonds and equity securities were subject to this dividend restriction. These restrictions could limit our ability to pay dividends to our stockholders, repay our indebtedness, make acquisitions or otherwise grow our business.

We are subject to substantial government regulation which could have the effect of delaying or preventing a change of control of our insurance subsidiary or our company.

Many state insurance regulatory laws intended primarily for the protection of policyholders contain provisions that require advance approval by state agencies of any change in control of an insurance company or an insurance holding company that is domiciled (or, in some cases, doing business) in that state. Any future transaction that would constitute a change of control of our insurance underwriting subsidiary or us may require regulatory approval by the state insurance agencies of the states in which we are currently licensed. In addition, any person or group that beneficially owns more than a particular threshold percentage of our issued and outstanding common stock may be required to obtain approval from various state insurance departments. All states where we are currently subject to regulation have laws that impose filing requirements on persons who beneficially own 10% or more of our voting shares. Purchasers in this offering should be aware of these regulatory limitations and consult with their legal counsel prior to participating in this offering. Such regulatory requirements could have the effect of delaying or preventing transactions affecting the control of us or the ownership of our common stock, including transactions that could be advantageous to our common stockholders.

Our insurance subsidiary is subject to substantial government regulation.

State authorities regulate our insurance subsidiary in the states in which it does business. These regulations generally are intended for the protection of policyholders rather than stockholders. The nature and extent of these regulations vary from jurisdiction to jurisdiction, but typically involve:

•	approval of premium rates for insurance;

•	standards of solvency and minimum amounts of statutory capital surplus that must be maintained;

•	limitations on types and amounts of investments;

•	establishing reserves, including statutory premium reserves, for losses and loss adjustment expenses;

•	regulation of dividend payments and other transactions between affiliates;

•	prior approval of the acquisition and control of an insurance company or of any company controlling an insurance company;

•	licensing of insurers and agents;

•	regulation of reinsurance;

•	restrictions on the size of risks that may be insured by a single company;

•	regulation of underwriting and marketing practices;

•	deposits of securities for the benefit of policyholders;

•	approval of policy forms;

•	methods of accounting; and

•	filing of annual and other reports with respect to financial condition and other matters.

These regulations may impede or impose burdensome conditions on rate increases or other actions that we might want to take to implement our business strategy and enhance our operating results. Additionally, as a result of having operations within an industry that is governed by various regulatory authorities, the sometimes fast-changing regulatory environment could impact the way we operate and compete in the markets we serve.

If we fail to comply with privacy regulations imposed on providers of services to financial institutions, our business could be harmed.

As a provider of services to financial institutions, we are bound by the same limitations on disclosure of the information we receive from our customers as apply to the financial institutions themselves. If we fail to comply with these regulations, we could be exposed to suits for breach of contract or to governmental proceedings, damage our customer relationships, harm our reputation and inhibit our ability to obtain new customers. In addition, if more restrictive privacy laws or rules are adopted in the future on the federal or state level, or, with respect to our international operations, by authorities in foreign jurisdictions on the national, provincial, state or other level, then it could have an adverse impact on us.

If rating agencies downgrade our insurance subsidiary, our results of operations and competitive position in the industry may suffer.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Our insurance company subsidiary is rated by Lace Financial Corporation and Demotech, Inc., whose ratings are designed to indicate the insurance company’s financial condition and/or claims paying ability. These ratings are not evaluations directed to investors. Our ratings are subject to periodic review by those entities and the continued retention of those ratings cannot be assured. If our ratings are reduced from their current levels by those entities, our results of operations could be adversely affected.

Risks Related To Our Common Stock and the Offering

We have broad discretion on the use of our offering proceeds, and the investment of these proceeds may not yield a favorable return. We may use the proceeds in a manner significantly different from our current plans.

We have broad discretion over how the net proceeds from this offering are used, and we could spend most of these proceeds in ways with which our stockholders may not agree. The proceeds may be invested in ways that do not yield favorable returns. In addition to the redemption of our outstanding Series A Preferred Stock, we currently expect to use the net proceeds from this offering for working capital and general corporate purposes and we will have broad discretion to adjust the application and allocation of the net proceeds. The success of our operations that are influenced by capital expenditures and working capital allocations will substantially depend upon our discretion and judgment with respect to the application and allocation of the net proceeds from this offering. See “Use of Proceeds” on page 13 for more information about how we plan to use our proceeds from this offering.

Our stock price might be volatile and you might not be able to resell your shares at or above the price you have paid.

If you purchase shares of common stock, you might not be able to resell those shares at or above the price you have paid. The market price of our common stock might fluctuate significantly in response to many factors, some of which are beyond our control, including the following:

•	actual or anticipated fluctuations in our annual and quarterly results of operations;

•	changes in securities analysts’ expectations;

•	variations in our operating results, which could cause us to fail to meet analysts’ or investors’ expectations;

•	announcements by our competitors or us of significant technical innovations, contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	conditions and trends in the title insurance and real estate business;

•	general market, economic, industry and political conditions;

•	changes in market values of comparable companies;

•	additions or departures of key personnel;

•	stock market price and volume fluctuations attributable to inconsistent trading volume levels; and

•	future sales of equity or debt securities, including sales which dilute existing investors.

In addition, the stock market has experienced extreme volatility that often has been unrelated to the performance of its listed companies. These market fluctuations might cause our stock price to fall regardless of our performance. In the past, companies that have experienced volatility in the market price of their stock have been the objects of securities class action litigation. If we were involved in securities class action litigation, it could result in substantial costs and a diversion of our attention and resources and have a material adverse effect on our business.

Certain provisions of our certificate of incorporation, granting our board of directors broad discretion to issue shares of preferred stock, may adversely affect your rights as a common stockholder.

Our board of directors may, without further action by our common stockholders, from time to time, issue shares of our authorized but unissued preferred stock, and determine the rights, preferences and limitations of each series of preferred stock. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with dividend, liquidation, voting, conversion and other rights superior to the rights of our common stockholders. Satisfaction of any dividend preferences of our outstanding redeemable preferred stock and future issuances of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of our company before any payment to our common stockholders. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Any issuances of our preferred stock thus may have a material adverse effect on your rights as a common stockholder.

USE OF PROCEEDS

Our net proceeds from this offering will be approximately $27.9 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. This amount includes $681,000 that we will receive when the underwriters exercise the warrants they purchase from one of the selling stockholders. We will not receive any proceeds from the sale of the shares of our common stock offered by the selling stockholders. We intend to use the net proceeds from this offering as follows:

•	approximately $17.5 million plus accrued and unpaid dividends for the redemption of our Series A Preferred Stock; and

•	approximately $10.4 million for working capital and general corporate purposes.

Our Series A Preferred Stock has a stated value of $100 per share and is not convertible into shares of our common stock. Each year, the holder of Series A Preferred Stock is entitled to receive cumulative dividends at the rate of 8% of the stated value per share (approximately $1.4 million per year), which shall accrue and be payable quarterly in arrears on the first day of March, June, September, and December. See “Description of Capital Stock — Preferred Stock — Series A Cumulative Preferred Stock.”

Pursuant to an agreement with the holder of the 175,162 outstanding shares of our Series A Preferred Stock, we will have the right to redeem all such outstanding preferred stock after January 2, 2006, at a price of $100 per share, plus accrued but unpaid dividends. Pending the uses described above, we will invest the net proceeds in short-term, interest-bearing, investment-grade securities.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been quoted on The Nasdaq National Market under the symbol “CTGI” since March 31, 2005. From May 1997 until March 31, 2005, our common stock was quoted on The Nasdaq Small Cap Market under the same symbol. On November 14, 2005, the closing price of our common stock as reported on The Nasdaq National Market was $6.19 per share. On December 31, 2004, there were approximately 257 holders of record and approximately 3,908 beneficial owners of our common stock. High and low sales prices of our common stock since the first quarter of 2003, as reported on the applicable market, are set forth below.

	Date	High	Low
2003	First Quarter	$3.23	$2.53
	Second Quarter	$5.60	$2.76
	Third Quarter	$5.25	$3.80
	Fourth Quarter	$4.85	$3.36

2004	First Quarter	$5.44	$3.99
	Second Quarter	$4.45	$3.46
	Third Quarter	$5.22	$3.86
	Fourth Quarter	$5.75	$4.72

2005	First Quarter	$6.55	$5.10
	Second Quarter	$7.47	$4.97
	Third Quarter	$8.40	$6.50
	Fourth Quarter (through November 14, 2005)	$7.30	$6.03

DIVIDEND POLICY

We declared our first quarterly cash dividend on common shares in October 2003, and have continued to declare and pay cash dividends of $0.02 per common share on a quarterly basis. We intend to continue paying a comparable quarterly cash dividend on our common stock. However, the payment of dividends depends entirely upon the discretion of our board of directors and may be discontinued at any time for any reason. Further, under Delaware corporate law, in the absence of current or retained earnings, we may be prohibited from paying dividends (whether in cash or otherwise). Our title insurance underwriting subsidiary, United Capital Title Insurance Company, is subject to regulations that limit its ability to pay dividends or make loans or advances to us, principally for the protections of policy holders. See “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2005:

•	on an actual basis; and

•	as adjusted to give effect to (a) the issuance and sale of the 5,000,000 shares of our common stock offered by us under this prospectus in this offering at the public offering price of $6.00 per share, after deducting estimated underwriting discounts and offering expenses payable by us (b) receipt of $681,000 that we will receive when the underwriters exercise the 300,000 warrants they purchase from one of the selling stockholders, and (c) receipt of the estimated net proceeds. See “Use of Proceeds.”

The information in the table below is qualified in its entirety by, and should be read in conjunction with, “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the introductory paragraphs and related notes to these financial statements, included elsewhere in this prospectus.

	As of September 30, 2005
	Actual	As Adjusted

	(in thousands, except share data)

Cash and cash equivalents	$22,827	$33,261

Long-term debt	$19,169	$19,169
Redeemable preferred stock, 8% cumulative dividend, redeemable after 2023 for redemption value of $100 per share, $.001 par value, 175,162 shares issued and outstanding, actual; and no shares issued and outstanding as adjusted (1)	17,516	—
Stockholders’ equity:
Undesignated preferred stock, $.001 par value, 9,824,838 shares authorized, none of which has been issued or outstanding	—	—
Common Stock, $.001 — par value; 50,000,000 shares authorized, actual; 22,632,000 shares issued and outstanding, actual; 27,932,000 shares issued and outstanding, as adjusted (2)	22	27
Additional paid-in capital	25,440	53,384
Retained earnings	48,616	48,616
Accumulated other comprehensive income	189	189

Total stockholders’ equity	74,267	102,216

Total capitalization	$110,952	$121,385

(1)	Pursuant to an agreement with the holder of the 175,162 outstanding shares of our Series A Preferred Stock, we will have the right to redeem all such outstanding shares of Series A Preferred Stock after January 2, 2006, at a price of $100 per share, plus accrued but unpaid dividends. The Series A Preferred Stock accrues a dividend of 8% of the stated value per share (approximately $1.4 million per year), which accrues and is payable quarterly in arrears on the first day of March, June, September, and December.

(2)	The common stock offered by the selling stockholders in this offering consists of 1,550,000 shares and 300,000 shares to be issued upon exercise of warrants now held by one of the selling stockholders. The underwriters will purchase the warrants from one selling stockholder, pay us the exercise price specified in the warrant to obtain these shares and sell the shares in this offering. The common stock to be outstanding after the offering is based on shares outstanding on September 30, 2005 and includes the shares to be issued upon exercise of warrants. This number does not include the following as of September 30, 2005:

•	3,482,514 shares of common stock issuable upon the exercise of stock options outstanding with a weighted average exercise price of $3.60 per share;

•	763,879 shares of common stock reserved for future grants under our stock option plans; and

•	825,852 shares of common stock reserved for issuance upon exercise of outstanding warrants.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table contains our selected consolidated financial data derived from our audited consolidated financial statements for the five fiscal years ended December 31, 2004, and from our unaudited interim consolidated financial statements for the nine months ended September 30, 2004 and 2005. You should read the information that we have presented below in conjunction with our consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	2000	2001	2002	2003	2004	2004	2005
						(unaudited)
	(in thousands, except share, per share data, and segment statistics)
Operating Data:
Title service revenue, net	$22,628	$41,161	$81,239	$160,745	$170,888	$127,053	$153,597
Escrow and related fees	11,447	20,468	42,632	85,080	92,469	62,465	88,731
Appraisal service revenue (1)	—	—	—	—	17,885	12,064	22,705
Other income	2,823	2,807	3,840	4,420	9,634	8,573	17,137

Total revenue	36,898	64,436	127,711	250,245	290,876	210,155	282,170
Income (loss) before income taxes	(2,285)	5,838	12,283	27,453	25,678	19,430	29,648
Income tax expense (benefit) (2)	(33)	768	5,001	10,893	10,090	7,642	12,596

Net income (loss)	(2,252)	5,070	7,282	16,560	15,588	11,788	17,052
Dividends on preferred stock	—	—	403	1,401	1,405	1,052	1,048
Earnings (loss) attributable to common shares	$(2,252)	$5,070	$6,879	$15,159	$14,183	$10,736	$16,004

Per Share Data:
Net income (loss) per common share – Diluted	$(0.13)	$0.28	$0.38	$0.77	$0.64	$0.49	$0.66
Weighted average shares outstanding – Diluted	17,158,414	18,031,252	18,121,419	19,755,104	22,258,012	21,782,955	24,352,314

Title and Escrow Services Segment Statistics (unaudited):
Title and escrow opened orders	49,616	110,620	185,349	382,249	367,186	281,139	298,304
Title and escrow closed orders	33,789	69,320	122,471	246,261	237,406	181,482	181,988
Average revenue per closed order	$1,008	$889	$1,011	$998	$1,033	$990	$1,182
Percent of premiums directly written (3)	N/A	N/A	36%	82%	78%	78%	84%

(1)	Appraisal service revenue was a new revenue stream in 2004, resulting from providing appraisal services to customers through Nationwide Appraisal Services, acquired during May 2004.

(2)	An income tax benefit was recorded in 2000 reflecting the net loss reported in 1999 and 2000. The availability of net operating loss carryforwards resulted in a lower tax provision in 2001 than would be expected based on statutory income tax rates. The net operating loss carryforwards were fully utilized in 2001.

(3)	Represents the percentage of title insurance premiums from policies we issued through our own insurance underwriting subsidiary, United Capital Title Insurance Company, which we acquired in September 2002. This percentage declined in 2004 resulting from our acquisition of Nationwide Appraisal, which has historically utilized third-party title insurance underwriters exclusively for the title policies it issued. During 2004, United Capital Title Insurance Company, commenced efforts to become licensed in additional states in order to capture more of the premiums resulting from title policies we issue.

The following table contains a summary of our balance sheet at period end for the five fiscal years ended December 31, 2004, and as of September 30, 2004 and 2005.

	As of December 31,					As of September 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands)
						(unaudited)	(unaudited)
Cash and cash equivalents	$776	$7,677	$19,615	$20,302	$10,777	$18,846	$22,827
Total assets	14,301	21,025	83,287	101,686	146,083	141,039	166,198
Total liabilities	7,569	9,921	46,319	48,739	70,964	69,485	74,415
Redeemable preferred stock (1)	—	—	17,516	17,516	17,516	17,516	17,516
Total stockholders’ equity	6,730	11,104	19,452	35,431	57,603	54,038	74,267

(1)	Our Series A Preferred Stock is non-convertible and may be redeemed after 2023 for $17.5 million. The Series A Preferred Stock has an 8% cumulative dividend, payable quarterly. In connection with this offering, the holder of the Series A Preferred Stock has agreed to allow us to redeem the outstanding shares of Series A Preferred Stock after January 2, 2006, at a price of $100 per share or an aggregate of $17.5 million, plus any accrued but unpaid dividends.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere herein. Historical results and percentage relationships among accounts are not necessarily an indication of trends in operating results for any future period. In these discussions, most percentages and dollar amounts have been rounded to aid presentation. As a result, all such figures are approximations.

Overview

We are engaged in the business of issuing title insurance policies and performing related services, including escrow, valuation and flood determination services in connection with real estate transactions. We operate through approximately 130 offices located in Arizona, California, Nevada, Pennsylvania and Texas, and employ over 2,500 individuals.

We operate through two reportable segments which are Title and Escrow Services and Lender Services. Our Title and Escrow Services segment consists of wholly owned title insurance agencies, a title insurance underwriter and a parent holding company operations, including issuance and repayment of corporate debt obligations. The key subsidiaries within this segment include Capital Title Agency, First California Title Company, Land Title of Nevada, New Century Title Company, United Capital Title Insurance Company and United Title Company. This segment generates its revenue principally from issuing title insurance policies and providing escrow services for residential and commercial real estate transactions, services which are typically marketed to real estate agents, community banks and regional lenders in selected markets in Arizona, California and Nevada.

Our Lender Services segment encompasses our strategy of providing national lenders and mortgage brokers with a comprehensive suite of services. This segment currently includes real estate appraisal and valuation services, title insurance and escrow related services and flood zone determination services, primarily for lenders involved in residential real estate refinance transactions. Unlike our Title and Escrow Services segment, this segment typically conducts its business on a national scope from centralized processing centers. The significant subsidiaries within this segment include Nationwide Appraisal Services Corporation and Nationwide TotalFlood Services. Our Lender Services segment, which was established as a result of acquisitions in 2004, has not yet achieved anticipated margins, primarily due to short-term transition and integration costs. Pre-tax margins for the Lender Services segment were 8.4% for the nine months ended September 30, 2004 and 4.2% for the nine months ended September 30, 2005. We believe that margins for our Lender Services segment can be similar to the pre-tax margins of our Title and Escrow Services segment which were approximately 9.3% for the nine months ended September 30, 2004 and 12.0% for the nine months ended September 30, 2005.

Our revenue from title insurance, escrow and related real estate services is primarily from three sources: residential resale, lender/refinance and commercial real estate transactions. We typically recognize revenue for the services we perform when the corresponding real estate transaction closes. In the case of revenue from the flood zone determination services we provide, we defer all revenue related to those flood zone determinations where there are any obligations for us to provide future monitoring of the flood zone status and then recognize the revenue ratably over the average periods that we estimate the related loans will be outstanding. This deferred revenue is reflected in other liabilities on our balance sheet at September 30, 2005. In most cases we receive payment for our services at the time the related real estate transaction closes. In some cases, we bill for services provided, principally related to our Lender Services business, and collect the accounts receivable at a later date.

Our management’s discussion and analysis of financial condition and results of operations addresses our key performance indicators (revenue, net income) and non-U.S. generally accepted accounting principles (“GAAP”), non-financial performance indicators (opened orders, closed orders, average revenue per closed order), as well as the trends and uncertainties affecting our industry and markets and analyzes our liquidity and capital resources. While management believes the key performance indicators of revenue and net income are the best indicators of the Company’s financial and operating performance, the non-GAAP, non-financial performance indicators may also provide management with additional insight into the volume of transactions and trend in operating performance for the Company’s traditional title and escrow services.

Business Trends and Conditions

Title insurance revenue is closely related to the level of real estate activity and the average price of real estate sales. Real estate sales are directly affected by the availability of funds to finance purchases, predominantly mortgage interest rates. Other factors affecting real estate activity include, but are not limited to, demand for housing, employment levels, family income levels and general economic conditions. In addition to real estate sales, mortgage refinancing is an important source of title insurance revenue. We have found that residential real estate activity generally decreases when mortgage interest rates are high or increasing, when the mortgage funding supply is limited, and when the United States economy is weak.

Because these factors can change dramatically, revenue levels in the title insurance industry can also change dramatically. For example, beginning in the second half of 1999 and through 2000, steady interest rate increases caused by actions taken by the Federal Reserve Board resulted in a significant decline in refinancing transactions. As a result, the market shifted from a refinance-driven market in 1998 to a more traditional market driven by new home purchases and resales in 1999 and 2000. However, beginning in January 2001 and continuing through June of 2003, the Federal Reserve Board reduced interest rates by 550 basis points, bringing interest rates down to their lowest level in recent history, which again significantly increased the volume of refinance activity. Beginning in mid-June 2003 and continuing through most of 2004, the ten-year treasury bond yield increased from a low of nearly 3.0% to more than 4.5%, causing mortgage interest rates to rise, which decreased the volume of refinance activity.

Notwithstanding the increase in interest rates, home prices appreciated strongly in many markets in 2004 and 2005, benefiting our revenues. Refinance activity decreased in the second quarter of 2005, but real estate activity continued at a high rate and the appreciation of home prices remained high. The decreased refinance activity is evidenced by the Mortgage Bankers Association’s (“MBA”) statistics showing that approximately 42.6% of new loan originations in the first six months of 2005 were refinance transactions as compared with approximately 50.7% in the first six months of 2004. MBA’s Mortgage Finance Forecast as of September 2005 estimates a $2.829 trillion mortgage origination market for 2005, which would be a 9.3% increase from 2004. Despite the fact that the MBA forecast anticipates a decrease in mortgage originations to $2.567 trillion in 2006, with refinance transactions accounting for 35% of the market, the MBA estimates that purchase money mortgages are expected to rise by 14.3% in 2005 and increase an additional 1.8% in 2006.

The cyclical nature of the mortgage industry, and hence the title insurance and related settlement services industry, requires us to tightly manage operating expense levels in response to market fluctuations. Larger than anticipated declines in revenue or the inability to manage costs could result in a decline in profitability or future operating losses.

Application of Critical Accounting Policies

We believe that the estimates and assumptions that are important to the portrayal of our financial condition and results of operations require us to make difficult, subjective and complex judgments, which form the basis for our critical accounting policies. Our most critical accounting policies relate to reserves for title insurance and escrow losses, related contingencies and litigation surrounding title and escrow losses and impairment of intangible assets and long lived assets.

Reserves for Title Insurance and Escrow Losses

The total reserve for all reported and unreported losses incurred is represented by the reserve for title insurance and escrow losses. The reserve is established using estimated amounts required to settle claims for which notice has been received (reported) and the amount estimated to be required to satisfy incurred claims of policyholders which may be reported in the future. Provisions for the reserve are charged to income and are based upon our estimates after analyzing reported claims, historical loss experience, title industry averages, current and projected legal environment and types of policies written. Despite the variability of such estimates, we believe that the reserves are adequate to cover claim losses which might result from pending and future claims.

Although we believe that our reserves for claims are reasonable, it is possible that our actual incurred claims will not conform to our assumptions underlying our reserves. The ultimate settlement of claims may vary significantly from the estimates included in our financial statements, and could therefore result in additional reserve provisions in future periods. We continually review our estimated liability for future loss payments for reasonableness and make appropriate adjustments as needed. Additionally we utilize a third-party actuary to review the adequacy of the title insurance underwriter reserve for title insurance losses on a quarterly and annual basis.

Contingencies and Litigation

Contingencies and litigation are reviewed by us on an ongoing basis and, in conjunction with legal counsel, determinations are made as to the outcome of any lawsuits and advice of claims. Based on this assessment, any required reserves are reflected in our financial statements. To the extent a litigation claim or other contingency is settled for an amount greater than or less than what was anticipated, the difference would be reflected in a future period.

Impairment of Intangible Assets

We perform a test of each reporting unit for which goodwill is attributed to evaluate for any impairment of intangible assets at least annually. This includes, among other things, a review of events or circumstances which would indicate an impairment of goodwill. As required by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, we completed an annual goodwill impairment test on its reporting units and have determined that each of our reporting units have a fair value in excess of its carrying value. Accordingly, no goodwill impairment has been recorded. Future losses from reporting units to which goodwill is attributed may lead to an impairment charge in future periods.

We believe estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on our future financial condition or results of operations.

Controls and Procedures

In order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Section 404”), beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2005, we will be required to furnish a report of management as to the effectiveness of our internal control over financial reporting and a report by our independent auditors addressing management’s assessment and the effectiveness of internal controls. We are in the process of documenting and evaluating the design and operating effectiveness of our internal control procedures. Although we have not made any significant changes in our internal controls over financial reporting in the most recent fiscal quarter, based on our documentation and testing to date, we have made improvements in the documentation, design or effectiveness of internal controls over financial reporting.

However, given the risks inherent in the design and operation of internal controls over financial reporting, we can provide no assurance as to our, or our independent auditor’s conclusions at December 31, 2005 with respect to the effectiveness of our internal controls over financial reporting.

Transactions and Accounting Change Affecting Comparability of Results of Operations

In the third quarter, we changed the accounting related to revenue recognition for flood zone determination services we provide to lenders. Effective with this change we will defer all revenue related to those flood zone determinations where there are any obligations for us to provide future monitoring of the flood zone status and then recognize the revenue ratably over the average periods that we estimate the related loans will be outstanding. The impact of this change on the third quarter of 2005 results of operations is a reduction of revenue of approximately $1.1 million, or $0.03 of earnings per diluted share (unaudited). Management has considered the quantitative and qualitative aspects of this change and have concluded there is no need to restate any of the Company’s previously filed financial statements in connection with this change in accounting.

In July 2004, we acquired DPSI, since renamed Nationwide TotalFlood. TotalFlood, through a centralized processing center located in Los Angeles, California, provides residential and commercial flood determinations on property throughout the United States.

In May 2004, we acquired Nationwide Appraisal, which provides appraisal, title and settlement services to its customers in the mortgage and real estate industry through its centralized processing center near Pittsburgh, Pennsylvania.

In January 2003, we acquired Land Title of Nevada. The acquisition marked our entrance into the Las Vegas, Nevada market, adding five branch offices and 94 employees.

In September 2002, we acquired Nations Holding Group, including its wholly owned subsidiaries United Title Company, First California Title Company and United Capital Title Insurance Company. This acquisition significantly increased our presence in California and enabled us to internally underwrite the vast majority of all title insurance policies that we issued in 2003 and subsequent periods. This acquisition also significantly improved the profitability of our existing operations because we no longer had to share all title insurance premiums with third party underwriters on transactions for which we issue and underwrite title insurance policies.

Results of Operations

The following tables set forth, for the periods indicated, the components of our revenue and expenses and such income statement data expressed as a percentage of total revenue (dollars in thousands, except segment statistics):

	Year Ended December 31,
	2002	%	2003	%	2004	%
Annual Operating Data:
Title service revenue, net	$81,239	63.6%	$160,745	64.2%	$170,888	58.7%
Escrow and related fees	42,632	33.4	85,080	34.0	92,469	31.8
Appraisal service revenue	—	—	—	—	17,885	6.1
Other income	3,840	3.0	4,420	1.8	9,634	3.4

	127,711	100.0	250,245	100.0	290,876	100.0
Personnel costs	79,149	62.0	154,528	61.7	169,556	58.3
Rent	7,936	6.2	14,254	5.7	17,361	6.0
Interest expense	443	0.4	815	0.3	1,155	0.4
Provision for title insurance and escrow losses	3,176	2.4	9,214	3.7	6,250	2.1
Contract service fees	—	—	—	—	17,753	6.1
Other operating expenses	24,724	19.4	43,981	17.6	53,123	18.3

	115,428	90.4	222,792	89.0	265,198	91.2

Income before income taxes	12,283	9.6	27,453	11.0	25,678	8.8
Income tax expense	5,001	3.9	10,893	4.4	10,090	3.5

Net income	$7,282	5.7%	$16,560	6.6%	$15,588	5.3%

Annual Title and Escrow services segment statistics (unaudited):
Opened orders	185,349		382,249		367,186
Closed orders	122,471		246,261		237,406
Average revenue per closed order	$1,011		$998		$1,033

	Nine Months Ended September 30,
	2004	%	2005	%
Interim Operating Data:
Title service revenue, net	$127,053	60.5%	$153,597	54.4%
Escrow and related fees	62,465	29.7	88,731	31.5
Appraisal service revenue	12,064	5.7	22,705	8.0
Other income	8,573	4.1	17,137	6.1

	210,155	100.0	282,170	100.0

Personnel costs	123,790	58.9	155,652	55.1
Rent	12,294	5.9	15,472	5.5
Interest expense	860	0.4	814	0.3
Provision for title insurance and escrow losses	4,624	2.2	5,847	2.1
Contract service fees	10,918	5.2	24,800	8.8
Other operating expenses	38,239	18.2	49,937	17.7

	190,725	90.8	252,522	89.5

Income before income taxes	19,430	9.2	29,648	10.5
Income tax expense	7,642	3.6	12,596	4.5

Net income	$11,788	5.6%	$17,052	6.0%

Interim Title and Escrow services segment statistics (unaudited):
Opened orders	281,139		298,304
Closed orders	181,482		181,988
Average revenue per closed order	$990		$1,182

Nine months Ended September 30, 2005 Compared to Nine Months Ended September 30, 2004

Operating Revenue

Our revenue, which is reported net of underwriting fees paid to third party title insurance underwriters, increased by $72.0 million or 34% for the nine months ended September 30, 2005 compared to the same period ended September 30, 2004. The increase is primarily attributable to the additional operations of our Lender Services segment, which included acquisitions in May, July and November of 2004. Revenue related to Lender Services operations provided $31.0 million of the increase for the nine months ended September 30, 2005, partially offset by the impact of the accounting change related to revenue recognition for flood zone determination services revenue which reduced revenues by approximately $1.1 million. The remaining increase in revenue was the result of increased demand for our real estate settlement services resulting from a robust residential real estate market.

The increase in opened and closed orders during the nine month period ended September 30, 2005 reflects a strong demand for our services compared to the prior year. The increase in average revenue per closed order reflects the increase in business mix in favor of residential resale transactions, which typically garner higher revenue per order, as well as an increase in property values, which is the main driver of the revenue we charge for a title policy.

The significant components of other income include interest income from invested cash balances and fixed maturity bonds, investment dividends, revenue from servicing seller-financed mortgages and revenue from flood zone determination services. Other income increased as a percentage of revenue to 6.1% for the nine months ended September 30, 2005, partially offset by the impact of the accounting change related to flood zone determination services revenue, compared to 4.1% for the nine months ended September 30, 2004. Other income was higher for the nine months ended September 30, 2005 primarily due to improving investment yields coupled with a larger fixed maturity bond portfolio.

Overall operating expenses increased $61.8 million or 32% for the nine months ended September 30, 2005, respectively compared to the same period in the prior year. Operating expenses decreased as a percentage of revenue to 89.5% for the nine months ended September 30, 2005 compared to 90.8% for the same period in the prior year. Operating expenses were lower as a percentage of revenue primarily due to higher revenue levels which help off set significant fixed expenses such as salaries and rent.

Personnel costs are the most significant component of our operating expenses, and consist of salaries and other related expenses, commissions and incentives. Total personnel expenses increased $31.9 million, or 26%, to $155.7 million for the nine months ended September 30, 2005, compared to the same period in the prior year. Personnel costs were higher for the nine months ended September 30, 2005 compared to the same period in the prior year, primarily due to the additional operations acquired as part of our Lender Services segment in 2004 and to a lesser extent due to increased headcount, commissions and incentives resulting from higher title and escrow revenue. Personnel costs were lower, as a percentage of revenue, for the nine months ended September 30, 2005 compared to the same period in the prior year as a result of the use of third party appraisers and abstractors (see Contract Service Fees below) combined with higher revenue levels which help offset fixed salaries of employees.

Rent expense decreased as a percentage of revenue to 5.5% from 5.9% for the nine months ended September 30, 2005 compared to the same period in the prior year. The decrease as a percentage of revenue was the result of higher revenue levels that helped offset the fixed nature of rent costs, and the higher revenue levels also offset the typical annual inflationary increases in lease rates compared to the prior year. Rent expense overall is higher for the nine months ended September 30, 2005 compared to the same period in the prior year resulting from additional office locations added during 2005 and higher rent in existing locations.

Provision for title insurance and escrow losses decreased as a percentage of revenue to 2.1% for the nine months ended September 30, 2005, from 2.2% for the same period in the prior year. This year-to-date decrease was primarily a result of favorable claim experience in both our title and escrow agency operations and insurance underwriting operation. In addition, this percentage will decline as we increase revenue from our appraisal operations, which have no such provision for losses.

Contract service fees relates to fees paid to third party appraisers and abstractors who conduct valuation services and title searches throughout the United States. This expense is variable in relation to the volume of business generated by the operations of our Lender Services segment. Contract service fees have increased as a percentage of revenue to 8.8% for the nine months ended September 30, 2005 from 5.2% for the same period in the prior year due to having a complete nine months of Lender Services operations in 2005 compared to only having Lender Services since May of 2004.

Interest expense decreased to $0.8 million for the nine months ended September 30, 2005 compared to $0.9 million for the same period in the prior year. The decrease in the nine months ended September 30, 2005, was due to lower debt outstanding in 2005 compared to the same period in the prior year.

The significant components of other operating expenses include title plant maintenance and access, supplies, utilities, insurance and allowance for bad debt, depreciation, delivery and professional fees. Other operating expenses increased $11.7 million or 31% to $49.9 million for the nine months ended September 30, 2005, compared to $38.2 million for the same period in the prior year. The increase is a result of several costs in this category that correspond directly with our volume of business. Other operating expenses also decreased as a percentage of revenue to 17.7% for the nine months ended September 30, 2005 compared to 18.2% for the same period in 2004. The decrease in this expense category as a percentage of revenue relates to those expenses which are relatively fixed, such as insurance, depreciation and utilities becoming a smaller percentage of revenue as a result of the higher revenue levels during the period compared to the same period in the prior year.

An income tax provision of $12.6 million was recorded for the nine months ended September 30, 2005, and provided an effective tax rate of 42.5% for the nine months ended September 30, 2005. This compares to an effective tax rate of approximately 39.3%, for the same period in the prior year. The tax rate increased from 39.3% for the nine months ended September 30, 2004 to 42.5% for the nine months ended September 30, 2005 due to an increase in nondeductible expenses and the increased activity in certain high-tax states.

Fiscal 2004 Compared to Fiscal 2003

Our revenue, which is reported net of underwriting fees paid to third party title insurance underwriters, increased by $40.6 million, or 16.2%, for the year ended December 31, 2004 compared to the same period ended December 31, 2003. Operations acquired during 2004 contributed $38.3 million of the increase in revenue for the year ended December 31, 2004 compared to 2003. The remaining $2.3 million of the increase was primarily the result of strong demand for title insurance and related services, fueled by a strong housing market resulting from the low mortgage interest rate environment during 2004, as well as an increase in the average revenue per closed order and an increase in investment income due to improved investment returns and higher investment balances during 2004.

The decrease in opened and closed orders during the year ended December 31, 2004 was the result of a decline in residential mortgage refinancings during 2004 compared to the prior year. The increase in average revenue per closed order reflects the increase in business mix in favor of residential resale transactions, which typically garner higher revenue per order, as well as an increase in property values, which is a main driver of the revenue we charge for a transaction.

The significant components of other income include interest income from invested cash balances and fixed maturity bonds, investment dividends, revenue from servicing seller-financed mortgages and revenue from flood zone determinations services. Other income increased as a percentage of revenue for the year ended December 31, 2004 to 3.4% from 1.8% compared to the prior year. The increase resulted from the inclusion of $1.9 million of flood determination revenue, a new revenue stream in 2004. Additionally, the upward trend in market interest rates and higher investment balances increased investment income in 2004.

Overall operating expenses have increased $42.4 million, or 19.0% for the year ended December 31, 2004, compared to the prior year, primarily resulting from expansion of our operations via acquisitions. Operating expenses as a percentage of total revenue increased to 91.2% for the year ended December 31, 2004 compared to 89.0% for the prior year.

Personnel costs are the most significant component of our operating expenses, and consist of salaries and other related personnel expenses, commissions and incentives. Total personnel expenses increased $15.0 million, or 9.7%, to $169.6 million for the year ended December 31, 2004 compared to the prior year. Personnel costs were higher for the year ended December 31, 2004 resulting from the additional operations acquired as part of our Lender Services segment. Personnel costs were lower as a percentage of revenue for the year ended December 31, 2004 compared to the prior year as a result of the mix of revenue coming from the operations of Nationwide, which have lower personnel costs than our traditional title and escrow operations due to the use of third-party appraisers and abstractors rather than employees.

Rent expense increased as a percentage of revenue for the year ended December 31, 2004 to 6.0% from 5.7% for the prior year. The increase in relation to revenue is primarily related to the expansion of branches in Southern California during the year. Our growth in recent years in this market necessitated an increase in office space to accommodate current and anticipated future space requirements. Rent expense overall is higher in 2004 compared to 2003, resulting from additional office locations which were acquired during 2004, as previously discussed.

Interest expense increased to $1.2 million for the year ended December 31, 2004 primarily resulting from additional debt obtained during 2004 to assist with the financing of the Nationwide Appraisal acquisition.

Provision for title insurance and escrow losses decreased as a percentage of revenue for the year ended December 31, 2004 to 2.1% from 3.7% for the prior year. This decrease was primarily due to favorable claim experience in both our traditional title and escrow agency operations and insurance underwriting operation. In addition, this percentage is expected to decline in 2005 as we increase revenue from our appraisal and real estate settlement services, which have no provision for such losses.

Contract service fees is a new classification line item in our financial statements resulting from the acquisition of Nationwide Appraisal. This line item relates to fees paid to third-party appraisers and abstractors who conduct valuation services and title searches throughout the United States. This expense is variable in relation to the volume of business generated by Nationwide Appraisal’s operations.

The significant components of other operating expenses include title plant maintenance and access, supplies, utilities, insurance, allowance for bad debt, depreciation, delivery and professional fees. Other operating expenses increased $9.1 million, or 20.8% to $53.1 million for the year ended December 31, 2004 compared to $44.0 million for the prior year. The increase is the result of several costs in this category that vary directly with our volume of business such as title plant and other data purchased from third parties, supplies and delivery expense. Additionally, we experienced an increase in costs related to title plant and other data purchased from third parties, which are typically variable in relation to revenue, but these contractual costs rose in relation to the prior year.

An income tax provision of $10.1 million for the year ended December 31, 2004 provides an effective tax rate of 39.3% for the year ended December 31, 2004. This compares to an effective tax rate of 39.7% for the year ended December 31, 2003.

Fiscal 2003 Compared to Fiscal 2002

Our revenue, which is reported net of underwriting fees paid to third party title insurance underwriters, increased by $122.5 million, or 96%, for the year ended December 31, 2003 compared to the same period ended December 31, 2002. Operations acquired during 2002 and 2003 contributed $94.8 million of the increase in revenue for the year ended December 31, 2003 compared to 2002, including $5.2 million of title remittance fees generated by our agency operations that were retained by directing the underwriting of policies to United Title Insurance Company, for the year ended December 31, 2003. The remaining $27.7 million of the increase was primarily the result of increased demand for title insurance and related services, fueled by a strong housing market and a high level of mortgage refinance transactions, resulting from the low mortgage interest rate environment during 2003.

The increase in opened and closed orders in 2003 compared to the prior year reflects the inclusion of opened and closed orders for Nations Holding Group for the full year 2003, as these operations were acquired in September 2002. Additionally, the favorable housing market and high level of refinance transactions resulting from low mortgage interest rates also contributed to the increase in order activity. We experienced a slight decline in the average revenue per closed order during 2003 compared to the prior year reflecting the increase in business mix toward refinance transactions, which typically carry lower revenue in comparison to residential resale and commercial real estate transactions.

The significant components of other income include interest income from invested cash balances and fixed maturity bonds, investment dividends and revenue from servicing seller-financed mortgages. Other income decreased as a percentage of revenue for the year ended December 31, 2003 to 1.8% from 3.0% compared to the prior year. The decrease was the result of the larger increase in revenue resulting from title service revenue and escrow and related fees. The overall increases in other income was primarily due to a full year of investment income from our title insurance underwriter, which was acquired in September 2002.

Overall operating expenses have increased $107.4 million, or 93% for the year ended December 31, 2003, compared to the prior year, primarily resulting from expansion of our operations via acquisitions. Operating expenses as a percentage of total revenue decreased to 89.0% for the year ended December 31, 2003 compared to 90.4% for the prior year. The decrease was the result of higher revenue in relation to the fixed costs component of our operating expenses, which include, but are not limited to, occupancy costs, the fixed component of our personnel costs related to management and administration salaries, depreciation and insurance.

Personnel costs are the most significant component of our operating expenses, and consist of salaries and other related personnel expenses, commissions and incentives. Total personnel expenses increased $75.4 million, or 95.2%, to $154.5 million for the year ended December 31, 2003 compared to the prior year. Salaries and other related personnel expenses, excluding commissions and incentives, decreased as a percentage of total revenue to 41.1% for the year ended December 31, 2003 compared to 43.8% for the prior year, due primarily to increased productivity during the period. Commissions and incentives increased as a percentage of total revenue to 20.6% for the year ended December 31, 2003 compared to 18.2% for the prior year, primarily due to the growth of our California operations, which typically have higher incentive-based compensation packages.

Rent expense decreased as a percentage of revenue for the year ended December 31, 2003 to 5.7% from 6.2% for the prior year. The decrease was the result of the fixed nature of these costs in relation to the increase in revenue. Rent expense overall is higher in 2003 compared to 2002, resulting from additional office locations which were acquired during 2002 and early 2003, as previously discussed.

Interest expense increased to $0.8 million for the year ended December 31, 2003 primarily resulting from a term loan with an average balance of approximately $11.3 million during 2003, used to partially fund the acquisition of Nations Holding Group and the note used to partially fund the acquisition of Land Title of Nevada.

Provision for title insurance and escrow losses increased as a percentage of revenue for capital the year ended December 31, 2003 to 3.7% from 2.4% for the prior year. The increase was primarily due to the inclusion of United Title Insurance Company, a title insurance underwriter, in 2003 operating results as a result of the Nations Holding Group acquisition. Prior to this acquisition, our provision related solely to escrow losses, and title losses that were generally limited to a $5,000 deductible per claim. However, for policies underwritten by United Capital Title Insurance Company, we were typically responsible for up to $500,000 per claim. These factors also contribute to the $4.5 million increase in the reserve for title insurance and escrow losses on our balance sheet at December 31, 2003 compared to December 31, 2002.

The significant components of other operating expenses include title plant maintenance and access, supplies, utilities, insurance, allowance for bad debt, depreciation, delivery and professional fees. Other operating expenses increased $19.3 million, or 78% to $44.0 million for the year ended December 31, 2003 compared to $24.7 million for the prior year. The increase is the result of several costs in this category that vary directly with our volume of business such as title plant and other data purchased from third parties, supplies and delivery expense. As a result, for the year ended December 31, 2003, approximately 61% of this expense category is relatively variable in relation to revenue. Other operating expenses decreased as a percentage of total revenue to 17.6% for the year ended December 31, 2003 from 19.4% for the prior year. The decrease as a percentage of revenue in this expense category is a result of expenses which are relatively fixed, such as telecommunication costs, insurance, depreciation and utilities. During 2003, we provided $1.7 million for allowance for uncollectible accounts receivable and subsequently charged $1.4 million against the allowance to write-off accounts receivable that became uncollectible during 2003.

An income tax provision of $10.9 million for the year ended December 31, 2003 provides an effective tax rate of 39.7% for the year ended December 31, 2003. This compares to an effective tax rate of 40.7% for the year ended December 31, 2002.

Liquidity and Capital Resources

We require capital above our ongoing operating needs to expand our geographical base, further implement our market penetration program, recruit and train new personnel and purchase additional property and equipment to implement our expansion program. During the nine months ended September 30, 2005, we financed our operating and business development activities through operating cash flows and through the use of cash on hand.

Our Board of Directors declared a cash dividend of $0.02 per common share to stockholders of record as of September 14, 2005, and paid this dividend totaling $0.4 million in October 2005. We intend to continue paying a comparable quarterly cash dividend on our common stock. However, the payment of dividends depends entirely upon a decision by our Board of Directors and may be discontinued at any time, for any reason. Further, under Delaware corporate law, in the absence of current or retained earnings, we may be prohibited from paying dividends, whether in cash or otherwise.

We have two $3.0 million revolving lines of credit. Outstanding borrowings bear interest at the prime rate (6.75% at September 30, 2005). At September 30, 2005, there were no borrowings under either of these credit facilities. There is a total of $0.5 million committed against the credit lines, one for standby letters of credit pursuant to office leases and the other for standby letters of credit pursuant to an insurance policy.

Net cash flows provided by operating activities were $30.4 million for the nine months ended September 30, 2005 compared to cash flows provided by operating activities of $20.9 during the same period in the prior year. The increase in cash provided is the result of an increase in payables, particularly corporate taxes payable due to higher pre-tax earnings in 2005. Additionally, net income of $17.1 million and a decrease of $1.5 million in accounts receivable also contributed to the increase in net cash flow from operating activities. The significant non-operating uses of cash for the nine months ended September 30, 2005 included the purchase of fixed assets and marketable securities.

Our title insurance underwriter, United Capital Title Insurance Company, is subject to regulations that limit its ability to pay dividends or make loans or advances to its parent, principally for the protection of policyholders. Generally, the total amount of dividends and distributions is limited to the greater of 10% of United Capital Title Insurance Company’s surplus, which amount was $16.8 million as of December 31, 2004, or 100% of net income for the year period ended December 31, 2004, provided that the amount does not exceed United Capital Title Insurance Company’s earned surplus. Under these restrictions, United Capital Title Insurance Company could pay, to its parent, dividends of $3.4 million during 2005 without prior regulatory approval. Of our $22.8 million in cash and cash equivalents at September 30, 2005, $2.1 million relates to United Capital Title Insurance Company and would be subject to the aforementioned restrictions. Of our $38.6 million as of September 30, 2005 investment portfolio, consisting of short term investments, fixed maturity bonds and equity securities, $37.9 million relates to United Capital Title Insurance and would be subject to the aforementioned restrictions.

We believe that cash on hand, anticipated future cash receipts and borrowings available under our credit facilities will be sufficient to meet our operating plans and to pay all obligations as they become due for the next twelve months. In addition, we believe that such sources will be sufficient to meet our expansion and operating plans for the foreseeable future.

Seasonality and Quarterly Results

Historically, residential real estate activity has been generally slower in the winter, when fewer families move, buy or sell homes, with increased volumes in the spring and summer. Residential refinancing activity is generally more uniform throughout the year, subject to interest rate stability. Demand for our title insurance and related settlement services generally tracks these seasonal demand patterns of the residential real estate market, although acquisitions of other title insurance and related settlement service companies and changes in interest rates may alter these traditional seasonal demand patterns. We typically report our lowest revenue and earnings in the first quarter, with revenue and earnings increasing into the second quarter and through the third quarter and declining again in the fourth quarter.

The following table sets forth unaudited quarterly operating data for the most recent ten quarters. Such data has been prepared substantially on the same basis as our audited financial statements appearing elsewhere herein, and includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the data. However, our operating results have fluctuated significantly in the past and we expect that they will continue to fluctuate in the future. Future fluctuations may be a result of a variety of factors, including interest rates and general real estate economic conditions, seasonality, the timing of acquisitions, and our ability to control costs in response to declining order volume. Accordingly, we believe that period-to-period comparisons of our historical results may be neither meaningful nor predictive of our future performance. The quarterly data should be read together with the financial statements and accompanying notes appearing elsewhere herein.

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
	(in thousands, except per share data)
Total revenue	$56,522	$68,302	$73,451	$51,970
Net income	3,368	5,878	5,760	1,554
Earnings attributable to common shares	3,022	5,529	5,407	1,201
Earnings per common share	$0.16	$0.28	$0.27	$0.06

	Three Months Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
	(in thousands, except per share data)
Total revenue	$51,547	$79,538	$79,070	$80,721
Net income	597	5,506	5,685	3,800
Earnings attributable to common shares	248	5,156	5,332	3,447
Earnings per common share	$0.01	$0.23	$0.23	$0.15

	Three Months Ended
	March 31, 2005	June 30, 2005	September 30, 2005
	(in thousands, except per share data)
Total revenue	$82,109	$102,954	$97,107
Net income	2,131	7,522	7,399
Earnings attributable to common shares	1,786	7,172	7,046
Earnings per common share	$0.07	$0.30	$0.28

The following table sets forth our contractual commitments and commercial obligations as of December 31, 2004 (in thousands):

Contractual Commitments and Commercial Obligations

	Less than one year	2006-2007	2008-2009	Thereafter
Debt maturities	$5,540	$9,790	$7,346	$500
Minimum lease commitments	13,656	21,929	8,454	5,274
Title and escrow loss reserve (1)	5,021	4,362	2,445	2,741

Total	$24,217	$36,081	$18,245	$8,515

(1)	As of December 31, 2004, we had title insurance and escrow loss reserves of $14.6 million. The amount and timing of these obligations are estimated and are not set contractually. Nonetheless, based on historical title insurance claim experience, we anticipate the above payment patterns. While we believe that historical loss payments are a reasonable source for projecting future claim payments, there is significant variability inherent in this payment pattern estimate because of the potential impact of several factors that can cause increases in both the amount and timing of estimated title and escrow loss payments including (i) changes in future mortgage interest rates and the corresponding effect on the quantity of real estate and refinancing transactions; (ii) the legal environment and court decisions of title insurance policy language; and (iii) events such as fraud, defalcation and multiple property title defects.

BUSINESS

Overview

We offer title insurance and escrow services, real estate appraisal and valuation, flood zone determinations, and other related services to residential and commercial customers in the real estate and mortgage lending industries throughout the United States. We currently operate approximately 130 offices located in Arizona, California, Nevada, Pennsylvania and Texas and employ approximately 2,500 individuals. We are also licensed to issue and underwrite title insurance policies in Arizona, California, Nevada, New York, Pennsylvania and Texas through our subsidiary United Capital Title Insurance Company. Through acquisitions and the expansion of existing operations, we have achieved substantial growth during the last several years. Our revenue increased from $64.4 million in 2001 to $290.9 million in 2004, and for the trailing twelve months ended September 30, 2005, our revenue was $362.9 million.

Historically, we offered traditional title insurance and escrow services to local and regional customers in the residential resale and refinance sectors of the market. Beginning with the acquisition of Nationwide Appraisal Services in May 2004 and the development of our lender services segment, we significantly expanded our ability to provide additional settlement services to real estate lenders and mortgage brokers nationwide. As a result, we provide a comprehensive suite of real estate settlement services including appraisal, flood zone determination, foreclosure services, credit evaluation and other related services. The growth of this segment through subsequent acquisitions and organic growth has enabled us to:

•	expand our geographic footprint to offer real estate services on a nationwide basis;

•	diversify our customer base by targeting national real estate lenders and mortgage brokers, in addition to our traditional focus on real estate agents and regional lenders in the Southwestern United States;

•	serve as the exclusive provider of information services in closing a real estate transaction;

•	provide additional opportunities to market our traditional title insurance and escrow services by entering a real estate transaction at an earlier point in the process; and

•	increase our revenue opportunities for each transaction without significantly increasing our fixed costs.

Operating Strategy

We attribute our success to an operating strategy which emphasizes the following factors:

Commitment to Service.

•	We believe that title insurance policies and escrow functions are generally standardized, and that the level of service provided is therefore the key differentiating factor among title industry competitors. We are committed to providing an unparalleled quality of service to our customers, and we emphasize the importance of that culture of service to all of our employees. Our advanced technology platform facilitates our prompt and efficient delivery of title and escrow services. Through our commitment to service, we strive to build lasting and personal relationships with our real estate industry clients.

Customer and Market Focus.

•	Our services and marketing for our traditional title insurance and escrow segment are directed primarily to real estate agents and lenders in the residential resale and refinance sectors of the market, which we believe are less prone to cyclical industry downturns associated with changing interest rates than the commercial real estate and new home sectors.

–	In the residential resale market, we focus on establishing relationships with real estate agents, who typically direct the selection of escrow and title insurance services by their clients. Although title insurance premiums are typically paid by the buyer or seller of residential property, depending on local custom, the real estate agent responsible for the closing generally selects the title agent because of his or her greater familiarity with service levels. All parties to the home closing are concerned with personal time schedules and the costs associated with settlement delays. We provide title search and escrow services in connection with the resale transaction, and we arrange for the issuance of owner and lender title insurance policies at closing either directly through our United Capital Title Insurance Company subsidiary or as agent for other national title insurers.

–	In the residential refinance market, we actively promote relationships with community banks and other lenders who refinance existing mortgage loans. Although the borrower pays our fees, we view these lenders as our customers because they typically direct the selection of escrow and title insurance by their borrowers. Our services in a refinance transaction also include title search and escrow services in connection with the refinancing of the existing mortgage loan, and the issuance of a lender title insurance policy in favor of the new lender.

•	Our lender services are provided and marketed to national lenders and mortgage brokers. Unlike our traditional title and escrow services, these services are typically offered on a national scale from centralized processing centers. We believe this approach allows us to focus on providing high quality service while managing our costs.

Operating Flexibility.

•	The cyclical nature of the title insurance industry requires us to consistently manage operating expense levels in response to market fluctuations. Our executives and key managers have extensive experience in controlling expenses to reflect cyclical industry movements. We control our most significant cost item, personnel expenses, through use of temporary personnel and overtime personnel as needed, reduction in staffing levels when appropriate, and commission and incentive elements of our compensation structure that vary significantly with changes in our revenue levels. In addition, new orders typically close in 30 to 60 days after being opened, thereby providing us a period of time to assess expected revenues and make appropriate changes to our staffing and cost structure.

•	We also seek to maintain financial and other operating flexibility by controlling other significant expense items, including contracts for data services for title and property information, which are structured based on usage; supply costs, which are variable based on business volume; and provisions for title and escrow losses, which correlate generally to revenue levels. We also manage our fixed costs such as rent by entering into relatively short term leases, typically three to five years.

Comprehensive Suite of Lender Services.

•	We offer a full suite of real estate settlement services, enabling us to serve as a “one-stop shop” to national real estate lenders and mortgage brokers. This suite of services includes traditional underwriting and issuing of title insurance policies, as well as providing appraisal, flood zone determination, foreclosure services, credit evaluation, and other related settlement services to our customers, typically from our centralized processing centers. We believe our ability to offer lenders multiple real estate settlement services enables us to enter a real estate finance transaction at an earlier point in the process, serve as the exclusive information service provider in closing the transaction and generate increased revenue opportunities for each transaction without significant corresponding increases in fixed costs, thereby improving our margins.

Experienced Management Team.

•	We focus on attracting and retaining the highest quality management and operational personnel available. Our executives and other key managers have an average of over 20 years experience in the title insurance industry, and directly participated in the successful development and operation of several large regional title agency networks, major title insurance underwriters and providers of various real estate settlement services. In addition, our entrepreneurial culture, growth record, incentive compensation structure and dedication to customer service helps us to continually attract top producers with established client relationships.

•	Our operational management is decentralized, with our key regional managers given primary responsibility for operations in their respective areas of geographic responsibility. Title insurance operations vary significantly from state to state, and sometimes even from county to county, based on local regulation, industry custom and personal relationships with key persons in local real estate and financing markets. The extensive experience of our key managers in their respective regions enables them to understand and respond effectively to local industry conditions.

Growth Strategies

Our primary long-term objectives are to become a national provider of title insurance and integrated real estate services and to maximize our profits throughout different real estate cycles. To accomplish these objectives, we are pursuing various growth strategies that include both acquisitions and organic growth, all of which are designed to broaden our market position and maximize profitability. Specifically, these strategies include:

Increasing Share of Existing Markets.

•	Our title and escrow operations are concentrated in the Southwestern United States which provides a particularly strong platform for future growth because Arizona, California and Nevada rank high in relation to other states in the rate of new job creation and population growth. We operate branch offices in some of the largest and most active real estate markets in the nation, including the greater Los Angeles, San Diego, Oakland, San Jose, Las Vegas and Phoenix metropolitan areas.

•	We intend to expand operations in these existing markets by continually attracting top producers and establishing additional branch offices in those markets. We believe that this method of adding revenue without corresponding increases in fixed costs should significantly improve our operating margins in those markets. For example, we have successfully pursued this strategy in the Phoenix marketplace, moving from twenty-seventh to third in market share in our first three years of operations in that market based upon a third party provider of market share data. As of September 30, 2005, this continual growth was reflected by being second in market share in the residential resale market in the Phoenix metropolitan area. Further, in the southern California market, we increased our overall market share from 1.5% to 6.2% from 2001 to September 30, 2005 through acquisitions and organic growth. Even though we have been successful in growing in the local and regional markets in which we compete, we believe the growth potential in these markets remains high.

Expanding Geographically.

•	Our traditional expansion strategy in entering new geographic markets has included both opening new offices and acquiring established businesses with branch operations and strong management teams. We intend to continue to follow this strategy by acquiring title companies in markets we do not currently serve to build a national presence with branch operations in states with either high growth or in which major population centers exist. For example, we recently established a Florida subsidiary and hired a senior industry executive to lead that region’s business.

•	The recent acquisitions of Nationwide Appraisal Services Corporation, Nationwide TotalFlood, and the assets of Real Estate Appraisal Services, provide the potential to expand our geographic presence throughout the United States by providing us with an opportunity to issue title insurance policies as an agent and provide escrow, appraisal and flood zone determination services in all 50 states. We believe that this growth strategy also positions us to more efficiently provide and grow our lender services to national and larger regional lenders and mortgage brokers.

Growing Lender Services.

•	We plan to develop further our suite of real estate settlement services to national lenders and mortgage brokers through strengthening our existing services and providing additional complimentary services. Through a national marketing strategy emphasizing our ability to provide multiple settlement services and consistent product delivery, we intend to continue to grow our lender services business.

Description of Title Insurance Business

Overview.    The title insurance process has become accepted as the most efficient means of determining ownership of, and the priority of interests in, real estate in nearly all markets of the United States. Virtually all lenders require their borrowers to obtain title insurance policies at the time mortgage loans are made on real property.

A major expense of a title company in preparing preliminary title reports, commitments and title policies is the search and examination process, intended to uncover any issues impacting the title to the property to be insured. Title companies have focused on advancing technology in order to reduce costs, improve accuracy and respond to the continuing pressures within the real estate industry for faster and more cost effective processing of transactions.

Title Policies.    The customers of title insurance companies typically buy title insurance for the accuracy and reliability of the title report as well as the indemnity component of the policy. The beneficiaries of title insurance policies are generally owners or buyers of real property or lenders who make loans using real property as security.

An owner’s title insurance policy indemnifies the named insured and certain successors in interest against title defects, liens and encumbrances existing as of the date of the policy and not specifically excepted from its provisions. A lender’s policy, in addition to the foregoing, insures the validity of the lien of the insured mortgage and insures the priority of the lien as stated in the title policy. The policy typically provides coverage for the real property mortgage lender in the amount of its outstanding mortgage loan balance and for the buyer in the amount of the purchase price of the property, but in some cases might insure for a greater amount where the buyer anticipates constructing improvements on the property. Coverage under a title insurance policy issued to a real property mortgage lender generally terminates upon the refinance or sale of the insured property unless the owner carries back a mortgage or makes certain warranties as to the title.

Title insurance is different from other types of insurance because it relates to past events that affect title to property at the time of closing rather than future events. Prior to issuing policies, underwriters can significantly reduce or eliminate future losses by accurately performing searches and examinations. The premium for title insurance is due in full on the closing date of the real estate transaction and is based upon the purchase price of the property insured or the amount of the secured loan. Title insurance policies are issued on the basis of a preliminary report or commitment. These reports are prepared after a search of public records, maps and other relevant documents to ascertain title ownership and the existence of easements, restrictions, rights of way, conditions, encumbrances or other matters affecting the title to, or use of, real property. A visual inspection of the property may also be made prior to the issuance of certain title insurance policies.

To facilitate the preparation of preliminary reports without the necessity of manually searching public records, copies of public records, maps and other relevant historical documents are compiled and indexed in a title plant. Each title plant relates to a particular county and is kept current on a daily or other frequent basis by the addition of copies of recorded documents that affect rights in real property in the particular county. We primarily subscribe for title information services provided by title plants owned and operated by independent entities to assist us in the preparation of preliminary title reports. To a lesser extent, we, like many other title companies, own, lease or participate with other title insurance companies or agents in the cooperative operation of such plants.

When real property is conveyed from one party to another, occasionally there is a hidden defect in the title or mistake in a prior deed, will, mortgage or a number of other issues that may give a third party a legal claim against such property. If a claim is made against real property, title insurance provides a guarantee against insured defects, pays legal expenses to eliminate title defects, pays claims arising from errors in title examination and recording, and pays any losses arising from hidden defects in title and defects that are not of record. Title insurance provides an assurance that the insurance holder’s ownership and use of such property will be defended promptly against claims whether or not the claim is valid.

A title defect is one of any number of things that could jeopardize the property owner’s interest. It could be an unsatisfied mortgage, lien, judgment or other unrecorded claim against the property. It could arise through easements, use restrictions or other existing covenants, or it could be a hidden risk. Title insurance generally protects against four kinds of hidden risks: errors in the public records such as incorrect information in deeds and mortgages regarding names, signatures and legal descriptions; judgments, liens and mortgages or any other claims against the property or the seller which become the new owner’s responsibility after closing, such as unpaid taxes, assessments and other debts to creditors; claims to ownership by the spouse of a former owner or by the “missing heir” of a deceased owner who did not receive his share of the estate; and invalid deeds or other transfers by sellers who did not actually own the property or by previous owners who were minors or not mentally competent.

The Title Policy Process.    A brief description of the process of issuing a title insurance policy is as follows:

•	First, a real estate salesperson or broker, escrow agent or lender places an order for a title policy.

•	Second, after the relevant historical data on the property is compiled, a preliminary report is prepared. The preliminary report sets forth the current status of title to the property; any exemptions, exceptions and/or limitations that might be attached to the policy; and specific issues that need to be addressed and resolved by the parties to the transaction before the title policy will be issued (such as removal of prior tax liens and payment of prior loans on the property). The preliminary report is circulated to all parties of the transaction for satisfaction of any specific issues.

•	Third, after all specific issues identified in the preliminary report are satisfied, the escrow agent closes the transaction in accordance with the instructions of the parties and the policy conditions. Local customs generally dictate which party in a transaction pays the title insurance premium.

•	Fourth, after the transaction has closed and all monies have been released, a final policy is issued to the owner and the lender in a sale transaction, and to the lender only in a refinancing transaction.

Direct vs. Agency Sales.    Preliminary reports and commitments to issue policies are prepared by title underwriters (direct sales) or by independent agents on behalf of the underwriters (agency sales). The terms and conditions upon which the real property will be insured are determined in accordance with the standard policies and procedures of the title underwriter. In direct sales, the title underwriter issues the preliminary report and commitment and retains the entire title premium paid in connection with the transaction. In agency sales, the search and examination function is performed by the agent and the vast majority of the premium collected is retained by the agent, with the balance remitted to the title underwriter. Independent agents may select among several title underwriters based upon the amount of the premium “split” offered by the underwriter, the overall terms and conditions of the agency agreement and the scope of services offered to the agent. Premium splits vary by geographic region. We compete against both title underwriters and independent title agencies.

Losses and Reserves.    While most other forms of insurance provide for the assumption of risk of loss arising out of unforeseen events, title insurance serves to protect the policyholder from risk of loss from events that predate the issuance of the policy. As a result, claim losses associated with issuing title policies are typically lower when compared to other types of insurance products. The maximum amount of liability under a title insurance policy is usually the face amount of the policy plus the cost of defending the insured’s title against an adverse claim.

Reserves for claim losses are based upon known claims, as well as unknown losses we expect to incur based upon historical experience and other factors, including claim loss history, industry averages, legal environment, geographic considerations, expected recoupments and the types of policies written. We also accrue reserves for unknown losses arising from escrow, closing and disbursement functions due to fraud or operational error.

A title insurance company can minimize its losses by having strict quality control systems and underwriting standards in place. These controls increase the likelihood that the appropriate level of diligence is conducted in completing a title search so that the possibility of potential claims is significantly reduced. In the case of agents, who conduct their own title searches, the agency agreement between the agent and the title insurance underwriter gives the underwriter the ability to proceed against the agent when a loss arises from a flawed title search. The exposure of title agencies to losses resulting from a title insurance claims can be limited by utilizing a third-party underwriter. Exposure in such cases would be limited to the deductible amount for losses under an insurance policy.

U.S. Title Insurance Market

The market for title insurance in the United States is closely tied to the real estate and real estate lending markets. Growth in the industry is dependent upon various overall economic factors, including, but not limited to, interest rates, sales of new and existing homes, the refinancing of previously issued mortgages, as well as growth in the gross national product and inflation.

Other real estate services such as credit evaluation, appraisal, flood zone determination, document preparation and tax services in the United States are also closely tied to the overall real estate market.

Home sales, which are the primary driver of demand for title insurance and related real estate services, have recently experienced all-time highs, fueled by historically low interest rates. Notwithstanding recent increases in interest rates, home prices appreciated strongly in many markets in 2004 and 2005. Refinance activity decreased in the second quarter of 2005, but real estate activity continued at a high rate and the appreciation of home prices remained high. The decreased refinance activity is evidenced by the MBA’s statistics showing approximately 42.6% of new loan originations in the first six months of 2005 were refinance transactions as compared with approximately 50.7% in the first six months of 2004. MBA’s Mortgage Finance Forecast as of September 2005 estimates a $2.829 trillion mortgage origination market for 2005, which would be a 9.3% increase from 2004. Despite the fact that the MBA forecast anticipates a decrease in mortgage originations to $2.567 trillion in 2006, with refinance transactions accounting for 35% of the market, the MBA estimates that purchase money mortgages are expected to rise by 14.3% in 2005 and increase an additional 1.8% in 2006.

Title and Escrow Services

We offer traditional title insurance and escrow functions through branch offices to local and regional customers in the residential resale and refinance sectors of the market. Entrepreneurship and close customer relationships are an integral part of our company culture and emphasized at each of our subsidiaries. We believe that this culture of independence and decentralized management also aids in employee recruitment and retention, which is critical to the operating success of each of our subsidiaries.

Our subsidiary, United Capital Title Insurance Company, underwrote approximately 78% of the title insurance policies that we issued in 2004, with the remaining balance being underwritten by five other third party title insurance companies based on pricing and customer preference. With respect to title insurance policies underwritten by these other title insurance companies, we act as an independent agent for the title insurance underwriter. We have entered into underwriting agreements with these underwriters. The underwriting agreements state the conditions under which we may issue a title insurance policy on behalf of the underwriter, and prescribe the circumstances under which we may be liable if a loss or claim is attributable to our acts, errors or omissions.

Escrow and Closing Services.    In addition to issuing title insurance policies, we provide escrow and closing services to a broad-based group that includes lenders, home buyers and sellers, developers, real estate agents and lenders. Our role is generally that of an intermediary completing all of the necessary documentation and services required to complete a real estate transaction.

In a typical residential transaction, a title insurance order is received from a real estate agent, mortgage lender, developer or buyer. When we receive the order, the title search begins and the title order is now considered “opened.” Once documentation has been prepared and signed, mortgage lender payoff demands are in hand and documents have been ordered, the title order is considered “closed.”

An escrow company or a title insurance company typically performs the closing function, commonly referred to as an “escrow.” The entity providing the closing function, or “closer,” holds the seller’s deed of trust and buyer’s mortgage until all issues related to the transaction have been settled. The closer then delivers the transaction documents, records the appropriate title documents in the county recorder’s office and arranges the transfer of funds to pay off prior loans and extinguish the liens securing such loans. Title policies are then issued.

Fees for escrow and closing services are generally separate and distinct from premiums paid for title insurance premiums and other real-estate services. However, because escrow and closing services are integral to the title insurance business, they are a key component of our business operations, a significant source of revenue and the cornerstone of our suite of services growth strategy.

Our escrow officers and assistants typically prepare escrow documents pursuant to real estate contracts. The escrow instructions provide guidance to all concerned parties as to the conditions required for the real estate transaction. Our escrow officers then receive funds and disburse them according to the escrow instructions. Escrow officers are held accountable by state governmental agencies for strict compliance with their fiduciary duties outlined by the escrow instructions. Our escrow officers must possess a high degree of skill, professionalism and confidentiality in the preparation, collection and recordation of all escrow matters among buyers, sellers, real estate brokers and their agents, developers and lenders.

Administration of Claims.    Claims against title insurance policies, though infrequent, typically arise out of human error. During the process of accumulation and analysis of the public record, certain inaccuracies and inconsistencies are encountered that sometimes result in a situation in which interpretation of these documents could lead to a claim. The exposure for our title agencies is typically limited to a $5,000 deductible for any loss resulting from a title insurance claim. Our title agencies assume the entire risk of losses incurred in errors made during the escrow process; however, we have secured insurance coverage up to $10.0 million, subject to a $100,000 deductible, to limit any significant losses.

Claims against our wholly owned title insurance underwriter, United Capital Title Insurance Company, are typically limited to $2.0 million for any loss resulting from a title insurance claim. For policies with liability amounts in excess of $2.0 million, we utilize a third-party underwriter and we have a $5,000 deductible for any loss resulting form a title insurance claim on such policies.

Experience shows that most claims against policies and claim payments are made relatively soon after the policy has been issued, although claims may be made many years later. By their nature, claims are often complex, vary greatly in dollar amounts and are affected by economic and market conditions and the legal environment existing at the time of settlement of the claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

We place a high priority on maintaining effective quality assurance and claims administration programs. The service to our customer focuses on quality control, claims prevention and product risk assessment. Our claims administration practices emphasize improving liability analysis, prompt, fair and effective handling of claims, early evaluation of settlement or litigation, and appropriate use of alternative dispute resolution. We generally pay losses in cash, but have sometimes settled legal claims by purchasing the interest of the insured in the real property or the interest of the claimant adverse to the insured.

Regulation.    Title insurance companies and title agencies generally are subject to extensive regulation under applicable state laws, including, in California, requirements to maintain minimum levels of net worth and working capital. These state laws also establish supervisory agencies with broad administrative powers relating to issuing and revoking licenses, regulating trade practices, licensing agents, approving policy forms and approving rate schedules, among other things. Failure to comply with these regulations or an inability to secure or maintain any required licenses could materially adversely affect our business. We believe that we are in compliance with applicable laws and regulations and can maintain and obtain all licenses required for the conduct of our business.

Title insurance underwriters are also typically subject to a holding company act in their state of domicile that regulates, among other issues, payment of dividends and investment policies. As a condition to continue its authority to underwrite title insurance policies in the states in which United Capital Title Insurance Company, our title insurance underwriting subsidiary, conducts its business, it is required to pay certain fees and file information regarding its officers, directors and financial results and condition. United Capital Title Insurance Company is regulated by the California Department of Insurance and California law requires United Capital Title Insurance Company to maintain assets of statutorily defined quality and amount. See – “Investments,” below.

Ratings.    United Capital Title Insurance Company is regularly reviewed and assigned ratings by independent rating agencies designed to indicate its financial condition and/or claims paying ability. Financial data and other similar information are supplied to the rating agencies, as requested, and analysis is performed by agencies to arrive at a particular rating. As of June 30, 2005, Lace Financial Corporation and Demotech, Inc., rated United Capital Title Insurance Company “A+” and “A Double Prime,” respectively, which represent each agency’s highest financial ratings given for claims-paying ability and financial stability.

Investments.    United Capital Title Insurance Company derives a portion of its income from investments. Its investment portfolio consists of short-term investments, predominately certificates of deposit with maturities greater than 90 days, but less than one year, and investments in fixed maturity bonds and equity securities.

The investment policy of United Capital Title Insurance Company is to maintain a diversified investment portfolio and to purchase investment grade fixed maturity bonds and preferred and common stocks of large, seasoned and well-managed companies. The investment policy is designed to comply with California law, maximize investment income, maintain adequate cash flow and provide financial stability within a limited risk tolerance. The carrying amount of all investments, which approximates the fair value of the investments, was approximately $30.8 million at December 31, 2004. See Note 5 to our consolidated financial statements for information regarding major categories of investments, earnings by investment categories, scheduled maturities and amortized cost and market values of investment securities.

Lender Services

As part of our strategy of becoming a national title insurance company, in 2004 we acquired Nationwide Appraisal Services Corporation. Nationwide provides appraisal, title and settlement services to its customers in the mortgage and real estate industry through its centralized processing center located near Pittsburgh,

Pennsylvania. Nationwide provides appraisal services in all 50 states and is licensed to conduct title and escrow services in 38 states, primarily in the Eastern part of the United States.

As a result of this and other acquisitions, we now offer a suite of real estate settlement services, enabling us to serve as a “one-stop shop” to national real estate lenders and mortgage brokers. This suite of services includes underwriting and issuing of title insurance policies, as well as appraisal, flood zone determination, foreclosure services, credit evaluation, and other related settlement services. Unlike our traditional title and escrow services, these services are typically offered on a national scale from centralized processing centers.

Appraisal services.    We have developed a broad suite of valuation applications, which include automated valuation models, traditional appraisals, broker price opinions, collateral scores and appraisal reviews utilized by participants in the secondary mortgage markets.

Flood zone determinations.    A flood zone determination is commonly required to obtain a mortgage or to refinance an existing mortgage on property in the United States. We offer flood zone determinations through an automated system that accesses and interprets Federal Emergency Management Agency, or FEMA, flood maps and determines whether a property is in a federally designated flood zone. Additionally, we offer lenders a life-of-loan flood zone determination service that monitors previously issued certificates for any changes, such as FEMA flood map revisions, for as long as that loan is outstanding.

Foreclosure services.    In connection with our goal of offering a comprehensive suite of lender services, we recently began providing and intend to continue to build the ability to offer foreclosure related services to national lenders. We provide these services through a centralized processing center and the use of third-party service providers. These services will allow our lender customers to have one outside service provider coordinate foreclosure related activities, such as tenant removal, property preservation, cleaning and preparing for sale. These services consist of customized reports, broker price opinions and appraisals, foreclosure, management of properties acquired at foreclosure, bankruptcy services, reconveyance processing and lien release.

Credit evaluation.    We are able to provide consumer credit reports and income, employment, and tax return verifications to lenders engaged in mortgage origination. Our technology interfaces with many loan origination systems and permits 24 hour/7 days a week monitoring and response. This service is currently offered through agreements with third-parties but we may elect to acquire a company in the future to provide this service in-house.

Marketing and Customers

We market and distribute our products and services primarily to customers in the both the regional residential real estate industry as well as to national lenders. We actively encourage our sales personnel to develop new business relationships with key referral sources in their markets, such as real estate sales agents and brokers, financial institutions, local and regional home builders, real estate developers, mortgage brokers and attorneys.

Our local marketing activities are typically performed by our escrow officers as well as our marketing representatives, whose sole function is the solicitation of business from real estate agents, community banks, developers and owners. We believe customer service and consistent product delivery are the most important factors in attracting and retaining customers, and we measure customer service in terms of quality, consistency and timeliness in the delivery of our services.

While our focus on regional and local clients remains important to our title and escrow services business, we also target marketing resources toward larger national clients to build our lender services business. The buying criteria of national clients such as large residential lenders, real estate investment trusts and developers tend to emphasize the ability to provide multiple settlement services and consistent product delivery. This marketing strategy correlates with our acquisitions of Nationwide Appraisal and Nationwide TotalFlood and our overall growth strategy of becoming a national title insurance and appraisal company with the ability to provide a comprehensive suite of other related services.

Because we have many, varied customers in both the residential and institutional lender market sectors, we are not dependent upon any single customer or single group of customers. The loss of any one of our customers would not have a material adverse effect on us.

Competition

The title insurance, appraisal and real estate settlement services business is highly competitive. We believe that quality and timeliness of service are the key competitive factors in the industry because parties to a real estate transaction are usually concerned with time schedules and costs associated with delays in the closing of transactions. Other competitive factors in the title and escrow business include pricing and the financial strength of the title insurance underwriter.

Companies with significant market share in the local and regional markets in which we compete include First American, Old Republic, Stewart Title, Fidelity National Title and LandAmerica. The number and size of competing companies varies in different geographic markets. In those markets where we operate and intend to operate, we will face competition from other independent agencies and major national insurance underwriters, many of which have financial and other resources significantly greater than ours. Despite the greater resources of our larger national competitors, we believe that we can effectively compete against these larger competitors in the markets that we serve. We believe that our level of service is the principal differentiating factor which has enabled us to compete effectively with our competitors.

The principal competitors for our lender services are title companies such as First American, Fidelity National Title and LandAmerica and in-house services provided directly by our customers. We believe our commitment to customer service and consistent performance are a large factor in our success. Other competitive factors include pricing and the ability to provide a suite of settlement services.

We also compete with other title agencies to attract talented sales agents. We believe that our incentive-based compensation system and entrepreneurial culture will assist us in retaining our key sales agents and effectively compete with other title insurance companies to attract additional key employees.

Employees

As of September 30, 2005, we had a total of 2,528 employees, the majority of which are in Arizona, California, Nevada and Pennsylvania. We believe our relations with our employees are excellent.

Intellectual Property

We regard our products, services and technology as proprietary and attempt to protect them with copyrights, trademarks, service marks, trade secret laws, restrictions on disclosure and other methods. Despite our precautions, we may not be able to prevent misappropriation or infringement of our products, services and technology. However, while we maintain and operate under a variety of trademarks, trade names, service marks, our management believes such trademarks, trade names and service marks are not material to our business.

Our logo and some titles and logos of our services mentioned in this prospectus are either our trademarks, trade names or service marks or trademarks, trade names or service marks that have been licensed to us. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning each of our executive officers and directors:

Name	Age	Position
Donald R. Head	67	President, Chief Executive Officer, and Chairman of the Board

Mark C. Walker	45	Executive Vice President, Chief Operating Officer, Chief Financial Officer, Secretary, and Treasurer

David C. Dewar (1)(3)	43	Director

Terry S. Jacobs (1)(2)(3)	63	Director

Theo F. Lamb (2)(3)	62	Director

Robert B. Liverant (1)(3)	76	Director

Stephen A McConnell (1)(3)	52	Director

Ben T. Morris (2)(3)	59	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Member of our corporate governance and nominating committee

Donald R. Head is a co-founder of our company and has served as our Chairman of the Board since our inception in 1981. Mr. Head is also our President and Chief Executive Officer. Mr. Head graduated from Arizona State University with a BA in Business and holds a law degree from the University of Arizona.

Mark C. Walker has served as our Executive Vice President and Chief Operating Officer since July 2005 and our Vice President and Chief Financial Officer since April 1998. From February 1993 until March 1998, Mr. Walker served as Vice President and Chief Financial Officer of Main Street and Main Incorporated, a publicly traded company. He is a graduate of the University of Northern Iowa and is a Certified Public Accountant.

David C. Dewar has served on our board of directors since August 1997. Since January 2002, Mr. Dewar has served as a principal of Trillium Residential, LLC, a Phoenix based developer, builder, owner and manager of institutional quality apartment communities in California and Arizona, as well as Avenue Communities, a builder and developer of in-fill, high density, and high rise condominiums in California and Arizona. From June 1989 until January 2004, Mr. Dewar served as a principal of Magellan Properties Limited Partnership, a developer of land, apartments, condominiums and office buildings. Mr. Dewar holds a Bachelor of Technology Degree in Architectural Science and a Certificate of Economics from Ryerson Polytechnical University in Toronto.

Terry S. Jacobs has served on our board of directors since April 2002. Mr. Jacobs has served as President and Chief Executive Officer of JFP Group, LLC, a real estate management and development company since September 2005. From its founding in September 1996 until September 2005, Mr. Jacobs served as Chairman of the Board and Chief Executive Officer of Regent Communications. Regent Communications owns and operates 75 radio stations in 15 markets. Mr. Jacobs currently serves as Vice Chairman of the board of directors of Regent Communications, Inc., and as a member of the board of directors of American Financial Group, Inc. and Global Entertainment Corp., all of which are public companies. He holds a BBA and Masters of Actuarial Science from Georgia State University.

Theo F. Lamb is a co-founder of our company and has served on our board of directors since our inception in 1981. Mr. Lamb has owned and operated Lamb Chevrolet, Inc. in Prescott, Arizona, a retail car dealership for Cadillac, Oldsmobile, Chevrolet, Subaru and Nissan automobiles since 1967. Mr. Lamb is a graduate of Southern Methodist University holding a BS degree in Business.

Robert B. Liverant has served on our board of directors since May 1996. Mr. Liverant has been a retired Chartered Accountant for more than five years. Prior to retirement, Mr. Liverant was a Senior Partner in the firm of Liverant Yip and Co. in British Columbia for 20 years, specializing in audits of public companies. Mr. Liverant holds a BA degree from the University of British Columbia.

Stephen A McConnell has served on our board of directors since September 1996. Since 1991, Mr. McConnell has served as the President of Solano Ventures, an investment fund devoted to small and mid-sized companies. Mr. McConnell currently serves on the boards of Mobile Mini, Inc. and Miracor Diagnostics, Inc. Mr. McConnell served as Chairman of G-L Industries, LLC, a Salt Lake City-based manufacturer of wood glue-lam beams used in the construction industry from 1998 to 2004. Mr. McConnell holds a BA from Harvard College and an MBA from Harvard Business School.

Ben T. Morris has served as our director since May 1998. Mr. Morris has served as Chief Executive Officer and a director of Sanders Morris Harris Group, a financial services firm since he co-founded that firm in 1987. Sanders Morris Harris is a market maker for our common stock and has provided investment banking related services to us in the past. See “Certain Transactions.” Mr. Morris serves as a director of American Equity Investment Life Insurance Company and Tyler Technologies, Inc. Mr. Morris has a BBA from the University of North Texas and is a certified public accountant.

There are no family relationships among any of our executive officers and directors.

Classification of our Board of Directors

Our board of directors currently consists of seven members and is divided into three classes, with one class standing for election each year for a three-year term. At each annual meeting of stockholders, directors in each class will be elected for three-year terms to succeed the directors of that class whose terms are expiring. Messrs. Head and Lamb are Class 1 directors whose terms will expire during 2007; Messrs. Dewar, Jacobs, and Morris are Class 2 directors whose terms will expire during 2008; and Messrs. Liverant and McConnell are Class 3 directors whose terms will expire during 2006.

During our private placement of common stock during April 1998, we agreed to nominate for election as a director one individual designated by Sanders Morris Harris so long as the purchasers in that offering retain, in the aggregate, at least 50% of the aggregate number of shares of common stock sold in that offering. Sanders Morris Harris has designated Mr. Morris to serve on our board of directors.

Compensation of Directors

Directors who are our employees do not receive additional compensation for serving as directors. Non-employee directors receive an annual retainer of $15,000 per year. Committee chair people receive an additional retainer as follows: Audit Committee chairperson, $4,000 annually, Compensation Committee chairperson, $2,000 annually, and the Corporate Governance and Nominating Committee chairperson $2,000 annually. Non-employee directors also receive $1,250 for each board meeting attended lasting in excess of 30 minutes, and $625 for each board meeting lasting 30 minutes or less. Audit Committee members receive $1,000 for each meeting attended. The Compensation and Corporate Governance and Nominating Committee chairpersons each receive $750 for each Committee meeting attended, and each other member receives $500 for each Compensation and/or Corporate Governance and Nominating Committee meeting attended. In addition, non-employee directors are entitled to receive regular stock option grants under our Directors Plan and to receive reimbursement for reasonable expenses incurred in attending board meetings.

Executive Compensation

The following table sets forth certain information with respect to the compensation we paid for services rendered during the fiscal years ended December 31, 2004, 2003 and 2002, with respect to our Chief Executive Officer and one other executive officer who received cash compensation in excess of $100,000 during 2004.

Summary Compensation Table

	Annual Compensation			All Other Compensation (1)
Name and Principal Position	Year	Salary	Bonus
Donald R. Head, Chairman of the Board, President and Chief Executive Officer	2004 2003 2002	$270,000 270,000 200,000	$540,000 540,000 400,000	$10,600 10,600 10,600

Mark C. Walker, Executive Vice President, COO, CFO, Treasurer and Secretary	2004 2003 2002	$204,167 175,000 145,000	$180,000 185,000 95,000	$7,000 7,000 7,000

(1)	Represents an automobile car allowance and our contribution to the 401(k) plan.

Option Grants in Last Fiscal Year

We did not grant stock options to any of the above named executive officers during fiscal 2004.

Option Values and Holdings

The following table sets forth certain information regarding option holdings as of December 31, 2004 by the officers listed and the aggregated fiscal year-end value of the unexercised options of such named executive officers. None of the officers listed exercised options during 2004.

Fiscal Year-End Option Values

Name	Number of Unexercised Options at Fiscal Year End		Value of Unexercised In-the-Money Options at Fiscal Year End (1)
	Exercisable	Unexercisable	Exercisable	Unexercisable
Donald R. Head	200,000	50,000	$639,000	$156,000
Mark C. Walker	125,000	25,000	400,000	78,000

(1)	Calculated based on $5.67 per share, which was the closing price of our common stock as reported on The Nasdaq SmallCap Market on December 31, 2004, multiplied by the number of applicable shares in-the-money less the total exercise price.

Equity Compensation Plan Information

The following table sets forth securities covered by outstanding options, warrants and rights to acquire securities, as well as securities issuable through future awards under equity compensation plans as of December 31, 2004.

Equity compensation plans approved by security holders include our two stock option plans discussed below. The equity compensation plans not approved by security holders include (a) warrants to purchase up to 300,000 shares of common stock issued in September 2002 in conjunction with an acquisition of Nations Holding Group, which entitled the holder to purchase our common stock at $2.27 per share until September 2007 and (b) warrants to purchase up to 889,252 shares of common stock at an exercise price of $4.00 per share issued to investors and placement agents as part of a private placement of 2.8 million shares of common stock in April 2004. During 2004, 63,400 warrants were exercised by warrant holders.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) )
Equity compensation plans approved by security holders	3,964,526	$2.85	346,850
Equity compensation plans not approved by security holders	1,125,852	$3.54	N/A

Total	5,090,378	$2.41	346,850

Stock Option Plans

1996 Stock Option Plan

Our 1996 Stock Option Plan currently authorizes our board of directors to grant options to our employees to purchase up to an aggregate of 6,400,000 shares of common stock. Our officers and other employees who, in the opinion of our board of directors, are responsible for the continued growth and development and the financial success of our company are eligible to be granted options under the 1996 Stock Option Plan. The 1996 Stock Option Plan provides our board of directors, or a committee of the board comprised of at least two independent directors, with the discretion to determine when options granted thereunder will become exercisable. Options may be non-qualified options, incentive stock options, or any combination of the foregoing. In general, options granted under the 1996 Stock Option Plan are not transferable and expire five years after the date of grant; however, the board of directors may determine that the term of an option should be other than five years. In such event, (a) the term of any incentive stock option may not exceed ten years from the date of grant, (b) the term of each option that is not an incentive stock option may not exceed 11 years from the date of grant, and (c) the term of any incentive stock option granted to a 10% stockholder may not exceed five years from the date of grant. The board will determine the vesting schedule with respect to each option granted under the 1996 Stock Option Plan, however, absent a specific determination at the date of grant, 50% of such options will vest and become exercisable upon the two-year anniversary of the date of grant and 50% of such options will vest and become exercisable upon the three-year anniversary of the date of grant. The board will determine the per share exercise price of each option granted, however, in no event will the exercise price be less than (a) 100% of the fair market value of our common stock on the date of grant in the case of an incentive stock option (or 110% of the fair market value if such incentive stock option is granted to an employee who is a 10% stockholder); or (b) 85% of the fair market value of our common stock on the date of grant in the case of a non-qualified stock option. No option may be granted under the 1996 Stock Option Plan after May 23, 2006.

No option granted under the 1996 Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee.

Our board of directors is authorized to adjust proportionately the number of shares of common stock subject to the 1996 Stock Option Plan, including outstanding options to purchase shares of common stock and the exercise prices per share of such options, for any increase or decrease in the number of issued shares of common stock upon the happening of certain events, including a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock.

In the event of the proposed sale of all or substantially all of the assets of our company, or the merger of our company with or into another corporation, each option will be assumed or an equivalent option will be substituted by such acquiring company unless our board of directors determines in lieu of such assumption or substitution, that the option holder will have the right to exercise the option as to all of the shares subject to such options, including shares as to which the option would not otherwise be exercisable.

As of September 30, 2005, we had outstanding options to purchase 3,212,514 shares of common stock under the 1996 Stock Option Plan, with an average exercise price of $3.60 per share. As of September 30, 2005, options to acquire 2,618,607 shares of common stock had been exercised leaving 568,879 shares available for issuance under the 1996 Stock Option Plan.

Non-Employee Directors Stock Option Plan

We also have a Non-Employee Directors Stock Option Plan, under which only non-employee directors are eligible to receive options. The purpose of the plan is to attract and retain the best available individuals to serve as non-employee members of our board of directors, and to reward those directors for their contributions to the profitable growth of our company. Options to purchase up to 750,000 shares are authorized for issuance under the Non-Employees Directors Stock Option Plan. As of September 30, 2005, we had outstanding options to purchase 270,000 shares of common stock under the Non-Employee Directors Stock Option Plan, with an average exercise price of $3.51 per share. As of September 30, 2005, options to acquire 285,000 shares of common stock had been exercised, leaving 195,000 shares available for the issuance of options under the Non-Employee Directors Stock Option Plan. All options granted under the Non-Employee Directors Stock Option Plan will be non-qualified options and will be exercisable during the five-year period immediately following the date of grant. In all cases, 50% of such options will vest and become exercisable upon the two-year anniversary of the date of grant, and 50% of such options will vest and become exercisable upon the three-year anniversary of the date of grant.

Each non-employee director who joins our board of directors receives an initial grant of options to acquire 15,000 shares of common stock. In addition to the foregoing option grants, each year, every non-employee director automatically receives options to acquire 10,000 shares of common stock on the third business day following the date we publicly announce our annual financial results; provided that such director has attended at least 75% of the meetings of the board of directors and of the board committees of which such director is a member in the preceding fiscal year. The exercise price of all options granted under the Non-Employee Directors Stock Option Plan will be equal to the fair market value of our common stock on the date of grant.

No option granted under the Non-Employee Directors Stock Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable during the lifetime of the optionee only by the optionee. Our board of directors is authorized to adjust proportionately the number of shares of common stock subject to the Non-Employee Directors Stock Option Plan, including outstanding options to purchase shares of common stock and the exercise prices per share of such options, for any increase or decrease in the number of issued shares of common stock upon the happening of certain events, including a stock split, reverse stock split, stock dividend, combination, or reclassification of our common stock.

In the event of the proposed sale of all or substantially all of the assets of our company, or the merger of our company with or into another corporation, each option will be assumed or an equivalent option will be substituted by such acquiring company unless our board of directors determines in lieu of such assumption or substitution, that the option holder will have the right to exercise the option as to all of the shares subject to such options, including shares as to which the option would not otherwise be exercisable.

Employment Agreements

Donald R. Head. On June 1, 1996, Donald R. Head entered into an employment agreement with us, which provides for Mr. Head to serve as Chairman of the Board, President and Chief Executive Officer. The employment agreement is for a five-year term with an amended commencement date of April 1, 1998. The employment agreement will be automatically extended one additional year on the first anniversary after the commencement date, and on each succeeding anniversary thereafter, subject to cancellation by either party of any further extensions upon 60 days’ notice given prior to the next applicable anniversary date. The employment agreement may be terminated by us for cause, including upon (i) conviction of a willful or intentional crime, (ii) absence from work for more than 180 consecutive days and (iii) the material failure by Mr. Head to perform his duties.

The employment agreement currently provides for an annual base salary of $300,000, plus an annual bonus equal to 4% of our annual net income before taxes, subject to certain adjustments. The bonus amount, however, may not exceed 200% of Mr. Head’s base salary as currently in effect. Mr. Head’s bonus is determined and paid within three months following the end of each fiscal year. Our board of directors may, in its sole discretion, award Mr. Head an additional bonus at the end of each year based on the performance of our company. The amount of the bonus is determined annually based upon a review by the compensation committee of the performance of our company. The compensation committee may consider various factors including general economic conditions, stockholder value, and achievement of projected forecasts. In addition, the employment agreement provides for a car allowance of $800 per month.

The employment agreement provides that if Mr. Head’s employment is terminated without cause and for reasons other than death or disability or if Mr. Head resigns for any reason during a two-year period following a change of control of our company, we will pay Mr. Head severance compensation in an amount equal to 300% of his annual base salary at such time. The severance compensation will be payable, at Mr. Head’s option, in equal semi-monthly installments or in one lump sum equal to the aggregate of all payments required to be made. Under the agreement, a “change of control” will have occurred at any time within a one-year period that (a) there has occurred a change of control of 50% or more of the shares of common stock of our company, and (b) a majority of the members of our board of directors serving prior to that date have been replaced by opposing nominees elected to such positions.

Mark C. Walker. We have entered into an employment agreement with Mark C. Walker that expires March 31, 2008. The agreement provides for Mr. Walker to serve as our Vice President and Chief Financial Officer for a salary of $250,000 per year. In addition, the employment agreement provides for an automobile allowance of $500 per month. We may terminate Mr. Walker’s employment for cause, which is defined as (a) a material breach by Mr. Walker of the agreement, (b) incapacity of Mr. Walker by reason of health or failure to perform his duties for 90 consecutive days, or (c) substantial dishonesty, theft, embezzlement, or conviction of a felony. If Mr. Walker’s employment terminates as a result of his death, disability, or if we terminate his employment for cause, we will pay Mr. Walker’s base salary and accrued vacation through the date of termination. If we terminate Mr. Walker’s employment without cause, or if we otherwise materially breach the employment agreement, we will pay Mr. Walker his base salary and benefits through the remaining term of the agreement or until Mr. Walker obtains new employment.

The agreement contains customary provisions relating confidentiality, protection of our proprietary information, and non-solicitation of employees and customers. In the event of termination of Mr. Walker’s employment for cause or for reasons of disability, Mr. Walker has agreed not to compete with us for a one-year period.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Family Relationships

Dale Head, our General Manager Legal/Human Resources Department, is the brother of Donald R. Head, our Chief Executive Officer. We paid Dale Head a base salary of $161,250 and a bonus of $31,000 during fiscal 2002, and a base salary of $120,000 and a bonus of $40,000 during fiscal 2003 and a base salary of $160,000 and a bonus of $40,000 during fiscal 2004.

Transactions Involving Ben Morris

Ben T. Morris, a director of our company, has served as the Chief Executive Officer and director of Sanders Morris Harris since he co-founded that firm in 1987. Sanders Morris Harris is a co-manager in this offering. During our private placement of common stock during April 1998, we agreed to nominate for election as a director one individual designated by Sanders Morris Harris, who also served as placement agent in that offering. Sanders Morris Harris has the right to designate one of our directors so long as the purchasers in that private offering retain, in the aggregate, at least 50% of the aggregate number of shares of common stock offered and sold in that offering.

During April 2004, we completed a $10.1 million private placement of our common stock pursuant to which Sanders Morris Harris served as a co-placement agent. In connection with the private placement, Sanders Morris Harris received placement agent fees aggregating $216,000 and five-year agent warrants to purchase 94,072 shares of our common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information with respect to beneficial ownership of our common stock, as of September 30, 2005, by, and as adjusted to reflect the sale of common stock in this offering:

•	Each of our directors and named executive officers;

•	All of our directors and executive officers as a group; and

•	Each other selling stockholder.

The table also sets forth the number of shares of common stock that our executive officers, directors, and other selling stockholders may offer and sell under this prospectus. We are not aware of any other person who beneficially owns more than 5% of our common stock. As of September 30, 2005, there were 22,632,000 shares of common stock outstanding. Following this offering and based on the number of shares of our common stock outstanding on September 30, 2005, we will have 27,932,000 shares of common stock outstanding, which reflects (a) the sale by us of 5,000,000 shares of common stock after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (b) the exercise of warrants to purchase 300,000 shares of common stock included in this offering.

Name of Beneficial Owner (1)	Shares Beneficially Owned Prior to Offering (2)			Number of Shares to be Sold in the Offering	Shares Beneficially Owned After Offering (2)
	Number		Percent		Number	Percent
Directors and Executive Officers:
Donald R. Head	2,182,880	(3)(4)	9.6%	750,000	1,432,880	5.1%
Theo F. Lamb	2,301,723	(5)	10.2%	750,000	1,551,723	5.6%
Robert B. Liverant	235,000	(5)	1.0%	50,000	185,000	*
Mark C. Walker	233,000	(4)	1.0%	—	233,000	*
David C. Dewar	80,000	(6)	*	—	80,000	*
Terry S. Jacobs	25,000	(7)	*	—	25,000	*
Stephen A McConnell	167,037	(8)	*	—	167,037	*
Ben T. Morris	206,109	(9)	*	—	206,109	*
All directors and executive officers as a group (8 persons)	5,430,749		23.4%	1,550,000	3,880,749	13.6%
Other Selling Stockholders:
FinWest Group	300,000	(10)	1.3%	300,000	—	—

*	Less than one percent.

(1)	The persons named in the table have sole voting and dispositive power with respect to all shares of our common stock beneficially owned by them, subject to the information contained in the notes to the table and to community property laws, where applicable. Each individual in the table above may be reached at Capital Title Group, Inc., 14648 North Scottsdale Road, Suite 125, Scottsdale, Arizona 85254.

(2)	The total number of shares of common stock outstanding used in calculating the percentage owned by each person includes the shares of common stock issuable upon the exercise of options held by that person that are exercisable within 60 days of September 30, 2005.

(3)	Represents (a) 80,739 shares held by Mr. Head or his spouse; (b) 2,097,245 shares held by the Head Revocable Trust Dated April 1, 1975, of which Mr. Head and his spouse serve as trustees; and (c) 4,896 shares held by Mr. Head’s grandson, for which Mr. Head serves as custodian. This amount also includes options to purchase 200,000 shares of common stock.

(4)	Includes options to purchase 125,000 shares of our common stock.

(5)	Includes options to purchase 25,000 shares of our common stock.

(6)	Includes options to purchase 30,000 shares of our common stock.

(7)	Includes options to purchase 20,000 shares of our common stock.

(8)	Includes options to purchase 5,000 shares of our common stock.
(9)	Includes options to purchase 25,000 shares of our common stock. Also includes agent warrants to purchase 94,072 shares of common stock held by Sanders Morris Harris, of which Mr. Morris serves as Chief Executive Officer and director.

(10)	Represents shares issuable upon exercise of warrants held by FinWest. The underwriters will purchase the warrants from FinWest, pay us the exercise price specified in the warrants to obtain these shares and sell the shares in the offering.

DESCRIPTION OF CAPITAL STOCK

General Matters

As of September 30, 2005, our total authorized capital stock consists of 50,000,000 shares of common stock, par value $.001 per share and 10,000,000 shares of preferred stock par value $.001 per share. As of September 30, 2005, 22,632,000 shares of common stock are issued and outstanding and 175,162 shares of preferred stock are issued and outstanding. As of September 30, 2005, options and warrants to purchase 4,308,366 shares of common stock are outstanding.

Common Stock

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the board of directors may from time to time determine subject to the prior rights of the holders of any preferred stock. The holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, pro rata, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

Our common stock is quoted on The Nasdaq National Market under the symbol “CTGI.”

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, issue shares of “blank check” preferred stock. In addition, the board may, at the time of issuance, determine the rights, preferences and limitations of each series of preferred stock. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Capital Title before any payment is made to the holders of shares of common stock. Under some circumstances, the issuances of shares of preferred stock may make a merger, tender offer or proxy contest or the assumption of control by a holder of a large block of our securities or the removal of incumbent management more difficult. Upon the vote of a majority of the directors then in office, our board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion and other rights which could adversely affect the holders of shares of common stock.

Series A Cumulative Preferred Stock

We have authorized and outstanding 175,162 shares of Series A Cumulative Preferred Stock that were issued to a major stockholder of Nations Holding Group in connection with our September 2002 acquisition of that company. Each share of Series A Preferred Stock has a stated value of $100, and is not convertible to shares of our common stock. The Series A Preferred Stock ranks senior to common stock and without the consent of holders of at least a majority of the then outstanding shares of Series A Preferred Stock, the Series A Preferred Stock will rank senior to any class or series of capital stock created after the date of issuance of the Series A Preferred Stock . The shares of Series A Preferred Stock will rank pari passu with any class or series of capital stock of created after the date of issuance of the Series A Preferred Stock, provided that at least a majority of the holders of Series A Preferred Stock consent to its issuance.

Each year, holders of Series A Preferred Stock will be entitled to receive cumulative dividends at the rate of 8% of the stated value per share (approximately $1.4 million per year), which shall accrue and be payable quarterly in arrears on the first day of March, June, September, and December. Our board of directors will declare, and we will distribute, to the extent and out of funds legally available, such accrued dividends payable to holders of record as of the close of business on the record date. Dividends will be payable in cash, subject to our right to pay dividends for the then current dividend period (and not for delinquent dividend periods unless authorized by the holders of at least a majority of the then outstanding shares of Series A Preferred Stock) in shares of common stock if our net income before provision for income taxes for the dividend period immediately preceding the payment date is less than $1.0 million. In the event we pay dividends in shares of common stock, such shares will be valued at the ten-day average of the trading price of our common stock on the Nasdaq National Market or other applicable market, or as determined mutually by us and a majority of the holders of Series A Preferred Stock. No dividends shall be declared or paid or set apart for payment on preferred stock of any series ranking, as to dividends, junior to the Series A Preferred Stock for any period unless full dividends for the immediately preceding dividend period have been declared and paid. Unless full dividends on the Series A Preferred Stock have been declared and paid for the immediately preceding dividend period:

•	no cash dividend shall be declared or paid or set aside for payment on any class of junior stock;

•	we may not, directly or indirectly, repurchase, redeem, or otherwise acquire any shares of our junior stock except by conversion into or exchange for junior stock, and

•	we may not, directly or indirectly, repurchase, redeem, or otherwise acquire any shares of Series A Preferred Stock or parity stock otherwise than pursuant to a pro rata offer to purchase or a concurrent redemption of all, or a pro rata portion, of the outstanding shares of Series A Preferred Stock and parity stock.

We may redeem, or the holder of Series A Preferred Stock may require us to redeem, at any time after September 18, 2023, all shares of the Series A Preferred Stock at a redemption price of $100 per share. Immediately prior to redeeming the Series A Preferred Stock, we will declare and pay on the redemption date all accrued and unpaid dividends on the Series A Preferred Stock and, if we do not have sufficient funds legally available to declare and pay all dividends accrued, we will add to the redemption price any remaining accrued and unpaid dividends. If we fail to redeem the Series A Preferred Stock upon request of the holders, we will redeem such stock as soon as we are able to do so, however, (a) dividends on the shares of Series A Preferred Stock that are not redeemed will continue to accrue, and (b) we may not declare or pay any dividend or make any distribution on the securities not otherwise permitted by the terms of the Series A Preferred Stock. Shares of Series A Preferred Stock redeemed, purchased, or otherwise acquired for value by us will, after such acquisition, have the status of authorized and unissued shares of preferred stock and may be reissued by us at any time as shares of any series of preferred stock other than as shares of Series A Preferred Stock.

The shares of Series A Preferred Stock have no voting rights, except that so long as shares of Series A Preferred Stock are outstanding, we may not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series A Preferred Stock voting as a separate class, do any of the following: alter, amend, or repeal any of the rights, preferences, or privileges of the Series A Preferred Stock; alter, amend, or repeal any other capital stock if such alteration, amendment, or repeal of such other capital stock effect adversely the Series A Preferred Stock; create or issue any new class or series of our capital stock senior in ranking to the Series A Preferred Stock; create or issue any new class or series of our capital stock on parity with in ranking to the Series A Preferred Stock; increase the authorized number of shares of Series A Preferred Stock; increase the par value of our common stock; or take any action to apply any of our assets to the payment of dividends or distributions, or the redemption, retirement, purchase, or other acquisition, directly or indirectly, of any shares of our equity securities ranking junior to the Series A Preferred Stock, except from officers, employees, consultants, and/or contractors to our company upon termination of employment or pursuant to any rights of first refusal by us provided that our board of directors approves the repurchase.

Upon liquidation of our company, which shall include the merger of our company or sale of substantially all of our assets, after payment of our debts and other liabilities, the holders of shares of Series A Preferred Stock will be entitled to receive $100 per share plus an amount equal to all accrued and unpaid dividends for prior dividend periods before any distribution may be made to the holders of common stock or any other class of stock ranking junior to the Series A Preferred Stock with respect to distribution of assets. After payment of the full amount of the liquidation preference, the holders of Series A Preferred Stock will not be entitled to any further participation. In the event of a liquidation, holders of Series A Preferred Stock will receive the liquidation preference in the same cash, securities, or other property, or any combination to be received by the holders of common stock pursuant to such transaction. If the amounts available for distribution with respect to the Series A Preferred Stock and all other parity stock are insufficient to satisfy the full liquidation rights of all outstanding Series A Preferred Stock and parity stock, then the holders of each series of stock will share ratably in any such distribution of assets in proportion to the full respective preferential amount (which may include accumulated dividends) to which they are entitled.

Warrants

In September 2002, we issued 300,000 warrants valued at $213,000 to a major stockholder of Nations Holding Group as part of the purchase consideration for the Nations Holding Group acquisition. Each warrant entitles the holder to purchase one share of our common stock at $2.27 until September 18, 2007.

Additionally, warrants to purchase up to 889,252 shares of common stock at an exercise price of $4.00 per share were issued to investors and placement agents as part of a private placement of 2.8 million shares of common stock in April 2004. During 2004, 63,400 warrants were exercised by warrant holders. Ben T. Morris, a director of our company, is Chief Executive Officer and director of Sanders Morris Harris, a co-manager in that offering. See “Certain Transactions.”

Stock Transfer Agent

Continental Stock Transfer & Trust Co. is the transfer agent for our common stock.

UNDERWRITING

Ryan Beck & Co., Inc. and Sanders Morris Harris Inc., have separately agreed, subject to the terms and conditions of the underwriting agreement, to purchase from us and selling stockholders, and we and the selling stockholders have agreed to sell to them, on a firm commitment basis, the respective number of shares of common stock or warrants to purchase common stock set forth opposite their names below.

Underwriter	Number of Shares
Ryan Beck & Co., Inc.	5,480,000
Sanders Morris Harris Inc.	1,370,000

Total	6,850,000

The underwriters are committed to purchase all 6,850,000 shares of common stock offered by us and the selling stockholders, if they purchase any of the shares. The underwriting agreement also provides that the underwriters will purchase warrants for 300,000 shares, now held by one selling stockholder, which are included in the 6,850,000 shares listed above. All of these warrants will be purchased by the underwriters for a price per share equal to the total price to public shown on the cover page of this prospectus, less the total underwriting discounts, commissions, and non-accountable expense allowance per share shown on the cover page of this prospectus, less the exercise price per share of the warrants. The underwriters will exercise the warrants immediately upon the purchase of the warrants and pay us the exercise price in cash. The shares received by the underwriters upon exercise of the warrants will be sold in this offering. The underwriting agreement provides that the obligations of the underwriters are subject to the conditions precedent specified in that agreement.

We have been advised that the underwriters initially propose to offer the shares of common stock (a) to the public at the offering price set forth on the cover page of this prospectus and (b) to certain dealers at that price less concessions of not in excess of $0.22 per share. Such dealers may re-allow a concession not in excess of $0.10 per share to other dealers. After the commencement of the offering, the public offering price, concession, and reallowance may be reduced by the underwriters.

We have granted the underwriters an option, exercisable within 45 days of the date of this prospectus, to purchase up to an additional 1,027,500 shares of common stock from us at the offering price, less underwriting discounts, commissions, and non-accountable expense allowance. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter will have a firm commitment, subject to certain conditions, to purchase a number of additional shares that is proportionate to its initial purchase commitment.

The following table sets forth information regarding the amount of the discount and other items of underwriting compensation to be paid to the underwriters by us. Such amounts are presented assuming both no exercise and full exercise of the underwriters’ option to purchase 1,027,500 additional shares from us.

		Total
	Per Share	Without Over-Allotment (1)	With Over-Allotment (1)
Public offering price	$6.00	$41,100,000	$47,265,000
Underwriting discount	0.39	2,671,500	3,072,225
Proceeds, before expenses, to us	5.61	28,050,000	33,814,275
Proceeds, before expenses, to selling stockholders	5.61	10,378,500	10,378,500

(1)	Includes underwriting discounts or commissions applicable to such shares and non-accountable expense allowance equal to 0.5% of the gross offering proceeds.

The expenses of the offering, not including underwriting discounts and commissions, are estimated to be approximately $1,038,750 and will be paid by us and the selling stockholders. Expenses of the offering, exclusive of underwriting discounts and commissions, include the fees and payments to the underwriters and Miller Capital Corporation described below, SEC filing fees, printing expenses, blue sky filing fees, the fees of underwriters’ counsel in connection with such filings, and transfer agent, registration, and other miscellaneous fees. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its rules of fair practice.

We have agreed to indemnify the underwriters and their controlling persons, and each of their directors, officers, employees, and affiliates against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in connection with this offering.

Our directors, executive officers, and stockholders holding more than 5% of our outstanding common stock have agreed not to offer, sell, transfer, or otherwise encumber or dispose of any of our securities owned by them, other than gifts, as to which the donee(s) agree to be bound by the restrictions, and intrafamily transfers including transfers to trusts for the benefit of such persons or their families for a period of 180 days after the effective date of this prospectus, without the prior written consent of Ryan Beck, on behalf of the underwriters. Specifically, we and these other individuals and entities have agreed not to directly or indirectly offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any:

•	shares of common stock;

•	options or warrants to purchase any shares of common stock; or

•	securities convertible into or exchangeable for shares of common stock.

This lockup provision applies to shares of common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The foregoing restrictions, however, do not apply to:

•	shares of common stock being sold under this prospectus;

•	transfers of shares of common stock as gifts, provided that the transfer or notifies the underwriters of such transfer, and the transferees agree to be bound by the lockup provisions; or

•	any shares of common stock issued by us pursuant to the exercise of stock options currently outstanding under our stock option plans.

In the event that either (1) during the last 17 days of the lock-up period, we release earnings results or announce material news or a material event relating to us, or (2) prior to the expiration of the lock-up period, we announce that we will release earnings results during the 15-day period beginning on the last day of the initial lock-up period, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions, and stabilizing transactions. An over-allotment involves syndicate sales of shares of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from our company in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of some bids or purchases of common stock made for the purpose of preventing or slowing a decline in the market price of the common stock while the offering is in progress.

In addition, the underwriters may impose penalty bids. A penalty bid is an arrangement permitting the representatives to reclaim the selling concession otherwise accruing to an underwriter or syndicate member in connection with this offering if the common stock originally sold by that underwriter or syndicate member is purchased by the representatives in a syndicate covering transaction and has therefore not been effectively placed by that underwriter or syndicate member.

Similar to other purchase transactions, these activities may have the effect of raising or maintaining the market price of the common stock or preventing or slowing a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. In addition, a penalty bid may discourage the immediate resale of shares sold in this offering.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters may engage in passive market making transactions in the common stock on The NASDAQ National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of the common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.

Other Arrangements

Ben T. Morris, a director of our company, has served as Chief Executive Officer and director of Sanders Morris Harris since he co-founded that firm in 1987. Sanders Morris Harris is a co-manager in this offering. During our private placement of common stock during April 1998, we agreed to nominate for election as a director one individual designated by Sanders Morris Harris, who also served as placement agent in that offering. Sanders Morris Harris has the right to designate one of our directors so long as the purchasers in that private offering retain, in the aggregate, at least 50% of the aggregate number of shares of common stock offered and sold in that offering.

During April 2004, we completed a $10.1 million private placement of our common stock pursuant to which both Ryan Beck and Sanders Morris Harris served as placement agents. In connection with the private placement, Ryan Beck received placement agent fees aggregating $540,000 and five-year agent warrants to purchase 235,180 shares of our common stock. Sanders Morris Harris received placement agent fees aggregating $216,000 and five-year agent warrants to purchase 94,072 shares of our common stock. In connection with the private placement, we reimbursed Ryan Beck approximately $150,000 for legal expenses as well as out-of-pocket expenses.

We have executed a consulting agreement with Miller Capital Corporation, pursuant to which Miller Capital furnishes to us certain management consulting, financial advisory, and investor relations services. Pursuant to this agreement, Miller Capital will receive a success fee for this offering equal to 1.25% of the gross proceeds of this offering. Accordingly, upon closing of this offering, we and the selling stockholders will be obligated to pay Miller Capital a total of $513,750, or $590,813 if the over-allotment option is exercised in full. In addition, we have entered into an exclusive acquisition and management consulting agreement whereby in the event we complete an acquisition, merger, joint venture, or other similar transaction, Miller Capital will be entitled to a specified fee to be paid in cash and stock of our company.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Squire, Sanders & Dempsey L.L.P., Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Greenberg Traurig, LLP, Phoenix, Arizona.

EXPERTS

The consolidated financial statements of Capital Title Group, Inc. and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also obtain our SEC filings from the SEC’s website at http://www.sec.gov.

We have filed a registration statement on Form S-3 with the SEC that covers the sale of the common stock offered by this prospectus. This prospectus is a part of the registration statement, but the prospectus does not include all of the information included in the registration statement. You should refer to the registration statement for additional information about us and the common stock being offered in this prospectus. Statements that we make in this prospectus relating to any documents filed as an exhibit to the registration statement or any document incorporated by reference into the registration statement may not be complete and you should review the referenced document itself for a complete understanding of its terms.

INCORPORATION BY REFERENCE

We are “incorporating by reference” into this prospectus certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference our:

•	Annual Report on Form 10-K	Year ended December 31, 2004 (filed on March 16, 2005)

•	Quarterly Reports on Form 10-Q	Quarters ended March 31, 2005 (filed on April 29, 2005), June 30, 2005 (filed on July 29, 2005), and September 30, 2005 (filed on November 7, 2005)

•	Current Reports on Form 8-K	Filed April 26, 2005, May 25, 2005, August 24, 2005, September 27, 2005 and October 25, 2005

•	Proxy Statement on Schedule 14A	Filed April 4, 2005

•	The description of our common stock contained in the Registration Statement on Form 10-SB/A (Registration No. 000-21417)	Filed with the SEC on January 9, 1997

All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 from the date of this prospectus to the end of the offering of the common stock under this prospectus shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus.

You may request a copy of these filings, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
Capital Title Group, Inc.
14648 North Scottsdale Road Suite 125
Scottsdale, Arizona 85254
(480) 624-4200

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

Any statements contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed to constitute a part of this prospectus except as so modified or superseded.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors

Capital Title Group, Inc.:

We have audited the accompanying consolidated balance sheets of Capital Title Group, Inc. and subsidiaries (the Company) as of December 31, 2003 and 2004, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Title Group, Inc. and subsidiaries as of December 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/    KPMG LLP

Phoenix, Arizona

February 21, 2005

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,		September 30, 2005
	2003	2004
	($ in thousands)
			(unaudited)
ASSETS
Cash and cash equivalents	$20,302	$10,777	$22,827
Short term investments	6,383	6,250	3,275
Fixed maturity bonds, available-for-sale	13,784	21,277	31,347
Equity securities, available-for-sale	4,840	4,975	4,024

Cash and invested assets	45,309	43,279	61,473

Accounts receivable, net	2,642	12,137	10,588
Notes and other receivables	3,341	4,083	3,661
Property and equipment, net	18,077	23,640	25,270
Title plant	5,788	7,939	7,915
Goodwill	20,121	46,058	47,365
Other intangibles, net	153	1,146	952
Deposits and other assets	5,416	7,801	8,974
Deferred income taxes, net	839	—	—

Total Assets	$101,686	$146,083	$166,198

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accounts payable and accrued expenses	$22,119	$28,114	$30,402
Reserve for title insurance and escrow losses	10,909	14,569	17,313
Long-term debt	13,520	23,176	19,169
Deferred income taxes, net	—	1,350	2,432
Other liabilities	2,191	3,755	5,099

Total Liabilities	48,739	70,964	74,415

Redeemable preferred stock, 8% cumulative dividend, redeemable after 2023 for redemption value of $100 per share, $.001 par value, 175,162 shares, authorized, issued and outstanding in 2003, 2004 and 2005, respectively	17,516	17,516	17,516

Stockholders’ Equity:
Common stock, $.001 par value, 50,000,000 shares authorized; 18,315,793, 21,542,042 and 22,632,000, shares issued and outstanding in 2003, 2004 and 2005, respectively	18	22	22
Undesignated preferred stock, $.001 par value, 9,824,838 shares authorized, none of which has been issued or outstanding	—	—	—
Additional paid-in capital	13,468	23,079	25,440
Retained earnings	21,409	33,941	48,616
Accumulated other comprehensive income	536	561	189

Total Stockholders’ Equity	35,431	57,603	74,267

Total Liabilities and Stockholders’ Equity	$101,686	$146,083	$166,198

The accompanying notes are an integral part of the consolidated financial statements

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	($ in thousands, except per share data)
				(unaudited)	(unaudited)
REVENUE:
Title service revenue, net	$81,239	$160,745	$170,888	$127,053	$153,597
Escrow and related fees	42,632	85,080	92,469	62,465	88,731
Appraisal service revenue	—	—	17,885	12,064	22,705
Other income	3,840	4,420	9,634	8,573	17,137

Total Revenue	127,711	250,245	290,876	210,155	282,170

EXPENSES:
Personnel costs	79,149	154,528	169,556	123,790	155,652
Rent	7,936	14,254	17,361	12,294	15,472
Interest expense	443	815	1,155	860	814
Provision for title insurance and escrow losses	3,176	9,214	6,250	4,624	5,847
Contract service fees	—	—	17,753	10,918	24,800
Other operating expenses	24,724	43,981	53,123	38,239	49,937

Total Expenses	115,428	222,792	265,198	190,725	252,522

Income before income taxes	12,283	27,453	25,678	19,430	29,648

Income tax expense	5,001	10,893	10,090	7,642	12,596

Net income	7,282	16,560	15,588	11,788	17,052

Dividends on preferred stock	403	1,401	1,405	1,052	1,048

Earnings attributable to common shares	$6,879	$15,159	$14,183	$10,736	$16,004

Earnings per common share:
Basic	$0.39	$0.84	$0.70	$0.54	$0.73

Diluted	$0.38	$0.77	$0.64	$0.49	$0.66

Weighted average shares outstanding:
Basic	17,417,061	18,142,279	20,393,834	20,039,866	21,978,428

Diluted	18,121,419	19,755,104	22,258,012	21,782,955	24,352,314

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	($ in thousands)
				(unaudited)	(unaudited)
Net income	$7,282	$16,560	$15,588	$11,788	$17,052
Other comprehensive income:
Unrealized gain (loss) on investments, available-for-sale, net of tax	258	278	25	(33)	(372)

Other comprehensive income (loss):	258	278	25	(33)	(372)

Comprehensive income	$7,540	$16,838	$15,613	$11,755	$16,680

The accompanying notes are an integral part of the consolidated financial statements

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
	Shares	Par Value
	($ in thousands)
Balance at December 31, 2001	17,065,381	$17	$10,911	$176	$—	$11,104

Exercise of stock options and warrants, including associated tax benefit	1,131,543	1	1,567	—	—	1,568

Shares issued in connection with acquisition of a subsidiary	89,681	—	197	—	—	197

Warrants issued in connection with acquisition of a subsidiary	—	—	213	—	—	213

Shares repurchased and cancelled	(362,637)	—	(328)	(439)	—	(767)

Dividends on preferred stock	—	—	—	(403)	—	(403)

Net income	—	—	—	7,282	—	7,282

Change in unrealized gain on investments available-for-sale, net of tax effect of $133	—	—	—	—	258	258

Balance at December 31, 2002	17,923,968	18	12,560	6,616	258	19,452

Exercise of stock options, including associated tax benefit	391,825	—	908	—	—	908

Dividends on preferred stock	—	—	—	(1,401)	—	(1,401)

Dividends declared on common stock	—	—	—	(366)	—	(366)

Net income	—	—	—	16,560	—	16,560

Change in unrealized gain on investments available-for-sale, net of tax effect of $143	—	—	—	—	278	278

Balance at December 31, 2003	18,315,793	18	13,468	21,409	536	35,431

Issuance of common stock	2,800,000	3	8,668	—	—	8,671

Exercise of stock options, including associated tax benefit	426,249	1	943	—	—	944

Dividends on preferred stock	—	—	—	(1,405)	—	(1,405)

Dividends on common stock	—	—	—	(1,651)	—	(1,651)

Net income	—	—	—	15,588	—	15,588

Change in unrealized gain on investments available-for-sale, net of tax effect of $13	—	—	—	—	25	25

Balance at December 31, 2004	21,542,042	22	23,079	33,941	561	57,603

Exercise of stock options, including associated tax benefit (unaudited)	1,089,958	—	2,361	—	—	2,361

Dividends on preferred stock (unaudited)	—	—	—	(1,048)	—	(1,048)

Dividends on common stock (unaudited)	—	—	—	(1,329)	—	(1,329)

Net income (unaudited)	—	—	—	17,052	—	17,052

Change in unrealized gain on investments available-for-sale, net of tax effect of $200 (unaudited)	—	—	—	—	(372)	(372)

Balance at September 30, 2005 (unaudited)	22,632,000	$22	$25,440	$48,616	$189	$74,267

The accompanying notes are an integral part of the consolidated financial statements

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
	($ in thousands)
				(unaudited)	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,282	$16,560	$15,588	$11,788	$17,052
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,073	4,839	6,196	4,654	5,107
Benefit (expense) for deferred income taxes	(722)	(1,092)	2,189	—	—
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	(1,317)	1,611	(4,057)	(972)	1,549
Notes and other receivables	(1,005)	(906)	(742)	440	422
Deposits and other assets	(1,086)	(611)	(620)	(17)	(1,173)
Accounts payable and accrued expenses	6,929	(818)	(285)	(7)	2,288
Reserve for title insurance and escrow losses	2,401	4,410	3,585	2,730	2,744
Other operating activity	95	2,364	1,074	2,310	2,426

Net Cash Flows provided by Operating Activities	15,650	26,357	22,928	20,926	30,415

CASH FLOWS FROM INVESTING ACTIVITIES:
Net additions to property and equipment and title plant	(3,796)	(6,099)	(10,840)	(8,155)	(6,518)
Proceeds from sale of property, equipment and title plant	—	280	—	—	—
Purchase of subsidiaries, net of acquired cash	(13,801)	(2,903)	(28,355)	(27,975)	(1,308)
Purchase of investment securities	(2,713)	(18,478)	(28,471)	(15,925)	(12,615)
Sales of investment securities	732	5,271	21,001	14,526	6,099
Collection of notes receivable	1,693	—	—	—	—

Net Cash Flows used in Investing Activities	(17,885)	(21,929)	(46,665)	(37,529)	(14,342)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings	14,000	2,250	16,500	16,000	—
Repayment of debt	(541)	(5,272)	(8,911)	(8,131)	(4,007)
Proceeds from the issuance of common stock, net	1,765	682	9,615	9,124	2,361
Purchase of treasury stock	(767)	—	—	—	—
Payment of preferred dividends	(284)	(1,401)	(1,405)	(1,052)	(1,048)
Payment of common dividends	—	—	(1,587)	(794)	(1,329)

Net Cash Flows provided by (used in) Financing Activities	14,173	(3,741)	14,212	15,147	(4,023)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,938	687	(9,525)	(1,456)	12,050

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	7,677	19,615	20,302	20,302	10,777

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$19,615	$20,302	$10,777	$18,846	$22,827

The accompanying notes are an integral part of the consolidated financial statements

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization and Summary of Significant Accounting Policies:

Nature of Operations:

Capital Title Group, Inc. (the “Company”), a Delaware corporation, through its subsidiaries, is engaged in the business of issuing title insurance policies and performing other real estate-related services, such as escrow activities, appraisal services and flood zone determinations. The Company is the parent holding company of the following subsidiaries:

Capital Title Agency Inc. (“Capital Title”) is an Arizona corporation, which has operated under the authority of the Arizona State Banking Commission since November 1981. Capital Title is an independent title agency that provides escrow services and issues title insurance policies to the real estate industry in Maricopa, Yavapai, Mohave and Pinal Counties in Arizona.

New Century Title Company (“New Century”), a California corporation that commenced operations in July 1998, is an independent title agency that provides escrow and title services to the real estate industry in selected California counties. New Century is licensed to conduct business in San Diego, Orange, Riverside, San Bernardino and Los Angeles Counties. New Century also has operations in northern California, which it obtained by acquisition in November 1998, and expanded through another acquisition in April 2002. New Century’s northern California operations is licensed to conduct business in Sonoma, Sacramento, Contra Costa, Alameda, San Mateo and Santa Clara Counties.

Nations Holding Group (“Nations”), a California corporation, was acquired in September 2002 and includes the following wholly owned subsidiaries:

United Title Company (“United Title”), a California corporation that commenced operations in 1978, is an independent title agency that provides escrow and title services to the real estate industry in southern California. United Title is licensed in Los Angeles, Riverside, San Bernardino, Orange, San Diego, Ventura and Santa Barbara Counties in California.

First California Title Company (“First California”), a California corporation that commenced operations in 1964 and was acquired by Nations in 1997, is an independent title agency serving the real estate industry with escrow and title services in the northern California Counties of Alameda and Contra Costa.

Land Title of Nevada (“Land Title”) is a Nevada corporation established in 1978. Land Title provides escrow and title services to the real estate industry in Clark County, Nevada, which comprises the metropolitan area of Las Vegas.

United Capital Title Insurance Company (“United Capital”), a California domiciled title insurance underwriter, commenced operations in 1997. United Capital is the predominant underwriter for both United Title and First California and underwrites a portion of the title insurance policies sold by Capital Title, New Century and Land Title.

Nationwide Appraisal Services Corporation (“Nationwide Appraisal”), a Pennsylvania corporation that commenced operations in 1994, and was acquired in May 2004, provides appraisal, title and related settlement services to its customers in the mortgage and real estate industry throughout the United States through a centralized processing center located near Pittsburgh, Pennsylvania.

Nationwide TotalFlood, Inc. (formerly known as Determination Processing Services, Inc.), a California corporation acquired in July 2004, provides residential and commercial flood zone determinations on real property throughout the United States through a centralized processing center located in Los Angeles, California.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Real Estate Appraisal Services, Inc., an Ohio corporation, was established in November 2004 as a result of an asset purchase and provides appraisal services in five states including Ohio, Pennsylvania, Michigan, Illinois and New York.

All amounts included in these notes to consolidated financial statements as of September 30, 2005 and 2004 and for the nine months ended September 30, 2005 and 2004, are unaudited.

Significant Accounting Policies:

Principles of Consolidation:

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All inter company accounts and transactions have been eliminated in consolidation.

Use of Estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management of the Company evaluates estimates and assumptions based upon historical experience and various other factors and circumstances. The Company believes its estimates and assumptions are reasonable in the circumstances; however, actual results may differ from those estimates under different future conditions.

The Company believes that the estimates and assumptions that are most important to the portrayal of the Company’s financial condition and results of operations, in that they require management’s most difficult, subjective or complex judgments, form the basis for the accounting policies deemed to be most critical to the Company. These critical accounting policies relate to impairment of intangible assets and long lived assets, reserves related to title insurance and escrow losses, determination of fair values of fixed maturity bonds and equity securities, and contingencies and litigation. Management believes estimates and assumptions related to these critical accounting policies are appropriate under the circumstances; however, should future events or occurrences result in unanticipated consequences, there could be a material impact on the Company’s future financial condition or results of operations.

As a result of acquiring Nationwide Appraisal, the Company now also generates revenue by providing appraisal and valuation services. Appraisal service revenue is recognized as revenue as the time the appraisal report is provided to the customer.

Contract service fees are a new expense item for the Company, resulting from the acquired operations of Nationwide Appraisal. This expense item includes fees paid to third party appraisers and abstractors who conduct valuation services and title searches throughout the United States.

Accounting Change Affecting Results of Operations

In the third quarter of 2005, we changed the accounting related to revenue recognition for flood zone determination services we provide to lenders. Effective with this change we will defer all revenue related to those flood zone determinations where there are any obligations for us to provide future monitoring of the flood zone status and then recognize the revenue ratably over the average periods that we estimate the related loans will be outstanding. The impact of this change on the third quarter of 2005 results of operations is a reduction of revenue

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of approximately $1.1 million, or $0.03 of earnings per diluted share (unaudited). Management has considered the quantitative and qualitative aspects of this change and have concluded there is no need to restate any of the Company’s previously filed financial statements in connection with this change in accounting.

Certain Reclassifications:

Certain reclassifications have been made in the 2002 and 2003 consolidated financial statements to conform to the presentation used in 2004.

Cash and Cash Equivalents:

Cash and cash equivalents include all highly liquid investments purchased with an initial maturity of three months or less.

Accounts Receivable:

Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is established based on the Company’s estimate including a review of individual accounts and the Company’s collection history.

Investments:

Short term investments consist of certificates of deposit with original maturities of 91 days to one year.

Investments in fixed maturity bonds and equity securities are classified as available-for-sale and, accordingly, are carried at fair value. Fair values of fixed maturity bonds and equity securities are based on quoted market prices.

Realized gains and losses on investments are determined using the specific identification basis and are recognized on a trade-date basis. Unrealized gains and losses on investments, net of deferred income tax expense (benefit), are excluded from income and included as a separate component of stockholders’ equity. If unrealized losses on investments are determined to be other than temporary during the reporting period, they are recognized as realized losses.

Revenue Recognition:

Title premiums earned and title and escrow fees are recognized as revenue at the time of closing the related real estate transaction. The Company reports title service revenue net of underwriting fees paid pursuant to agreements the Company has with third party title insurance underwriters. Underwriting fees incurred relating to third party title insurance underwriters for the years ended December 31, 2002, 2003 and 2004 were $5.4 million, $3.2 million and $3.7 million, respectively. Revenue from real estate appraisal services, account servicing and other fees are generally recognized when the service is performed. For flood zone determination services, the Company must defer all revenue that relates to services the Company is contractually required to provide in future periods, and then recognize the deferred revenue ratably over the average period of time the Company estimates the related loans will be outstanding.

Property and Equipment:

Property and equipment are recorded at cost and are being depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from three to forty years. Leasehold improvements are amortized on a straight-line basis over the lesser of the original lease term or the estimated useful lives of such assets.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Title Plant:

Title plants are recorded at the cost incurred to construct and organize historical title information to the point it can be used to perform title searches. Cost incurred to maintain, update and operate title plants are expensed as incurred. Title plants are not amortized as they are considered to have an indefinite life if maintained.

Goodwill:

At December 31, 2004, goodwill consisted of cost in excess of net assets acquired. Prior to 2002, goodwill was amortized ratably over twenty years. Effective January 1, 2002, goodwill is no longer amortized, but impairment of goodwill is monitored for recoverability based on guidance set forth by Financial Accounting Standards Board (“FASB”) Statement No. 142, Goodwill and Other Intangible Assets.

Comprehensive Income:

Comprehensive income consists of net income and net unrealized gains (losses) on investments and is presented in the consolidated statements of stockholders’ equity and comprehensive income.

Impairment of Long-Lived Assets:

The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. As of December 31, 2004, the Company has not identified any events or circumstances that indicate that any long-lived assets are impaired.

Reserve for Title Insurance and Escrow Losses:

The Company’s reserve for title insurance losses from its title insurance underwriter includes known claims as well as a provision of losses expected to be incurred, net of recoveries. Known claims are reserved for, based on a review of the claim amount and estimated costs associated with settling the claim. The Company also reserves for claims arising from errors made during the escrow process. Reserves for claims which are incurred, but not reported to the Company, are recorded based on several factors including, but not limited to, historical loss experience, and current industry and legal environments. The occurrence of a significant title or escrow claim in any given period could have a material adverse effect on the Company’s financial condition and results of operations during that period.

The Company also operates under agency agreements with various third party title insurance companies. In the event of a title insurance policy loss, under these agreements, the Company is generally responsible for the first $5,000 of loss. A provision for future title losses is maintained by periodic charges to the statements of operations based on historical title loss experience.

Reinsurance:

In the ordinary course of business, the Company reinsures certain title insurance risks with another insurer for the purpose of limiting its maximum loss exposure. The Company cedes a portion of certain policy liabilities under an excess loss reinsurance agreement. Reinsurance agreements provide that in the event of loss (including costs, attorneys’ fees and expenses) exceeding the retained amounts, the reinsurer is liable for the excess amount assumed. However, the ceding company remains primarily liable in the event the reinsurer does not meet its contractual obligations. Ceded premiums, expense reimbursements, and benefits are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded have been reported as reduction of title service revenue.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Income Taxes:

The Company and its subsidiaries file consolidated federal and state income tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, net of valuation allowances.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock Option Plan:

The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations including FASB Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, and Interpretation of APB No. 25, issued in March 2000, to account for stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. FASB Statement No. 123, Accounting for Stock-Based Compensation, established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. December 2004, the FASB revised SFAS No. 123, Share-Based Payment (“SFAS 123R”). SFAS 123R replaces SFAS No. 123 and, although the two pronouncements are similar in most respects, a key difference among the pronouncements is that SFAS 123R generally requires companies to recognize the cost of employee services rendered in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and may be adopted earlier. The Company has not adopted SFAS 123R, and does not anticipate adopting until January 1, 2006, and as a result SFAS 123R has not affected the Company’s consolidated financial position or results of operations to date. The adoption of SFAS 123R is expected to result in an increase in the Company’s employee costs although the actual impact has not yet been determined as the Company has not yet determined which option valuation approach it will use to estimate the fair value of the stock option grants. As allowed by Statement No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of Statement No. 123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period ($ in thousands, except per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Earnings attributable to common shares	$6,879	$15,159	$14,183	$10,736	$16,004

Deduct pro forma total stock-based employee compensation determined under a fair-value-based method for all rewards, net of tax	(402)	(544)	(676)	(507)	(480)

Pro forma earnings attributable to common shares	$6,477	$14,615	$13,507	$10,229	$15,524

Pro forma earnings attributable to common shares per share — basic	$0.37	$0.81	$0.66	$0.51	$0.71

Pro forma earnings attributable to common shares per share — diluted	$0.36	$0.74	$0.61	$0.47	$0.64

Pro forma information regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value for

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 1.6% for 2002, 3.0% for 2003, 3.4% for 2004 and 3.1% for the nine months ended September 30, 2004 and 4.1% for the nine months ended September 30, 2005; dividend yields of 0% for 2002, 1.6% for 2003 and 1.5% for 2004 and 1.6% for the nine months ended September 30, 2004 and 1.3% for the nine months ended September 30, 2005; volatility factors of the expected market price of the Company’s common stock was 67% for 2002, 48% for 2003 and 40% for 2004 and 39% for the nine months ended September 30, 2004 and 45% for the nine months ended September 30, 2005; and a weighted-average expected life at the date of grant of options of four years for 2002, 2003, 2004 and 2005.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Because the Company’s stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the Company’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Segment Reporting:

The Company’s two reportable segments are Title and Escrow Services and Lender Services. Additional information related to the Company’s segments are included in Note 16.

Earnings per Share:

Basic earnings per share (“EPS”) is computed by dividing earnings available to stockholders by the weighted-average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or contracts to issue common stock were exercised or converted to stock or resulted in the issuance of stock that then shared in the earnings of the Company.

The following table sets forth the computation of basic and diluted EPS ($ in thousands, except per share data):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Earnings attributable to common shares	$6,879	$15,159	$14,183	$10,736	$16,004

Basic EPS — weighted average shares outstanding	17,417,061	18,142,279	20,393,834	20,039,866	21,978,428

Basic earnings per share	$0.39	$0.84	$0.70	$0.54	$0.73

Basic EPS — weighted average shares outstanding	17,417,061	18,142,279	20,393,834	20,039,866	21,978,428
Effect of dilutive securities	704,358	1,612,825	1,864,178	1,743,089	2,373,886

Diluted EPS — weighted average shares outstanding	18,121,419	19,755,104	22,258,012	21,782,955	24,352,314

Diluted earnings per share	$0.38	$0.77	$0.64	$0.49	$0.66

Stock options not included in diluted EPS since antidilutive	1,568,200	370,100	37,450	418,950	271,150

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments:

The Company discloses fair value information about financial instruments where it is practicable to estimate their value. The Company estimates that the carrying value of its financial instruments, consisting of cash and cash equivalents, short term investments, notes receivable, accounts payable and accrued expenses approximate their fair values at December 31, 2003 and 2004 due to the short term nature of these items. Fixed maturity bonds and equity securities are classified as available-for-sale and accordingly, are carried at fair value. The terms of the Company’s long term debt instruments provide for fixed rates of interest with the exception of one term loan which has a variable interest rate tied to a market index. All are comparable to what they could be replaced for in the current market, therefore the carrying value approximates their fair value at December 31, 2003 and 2004.

New Accounting Pronouncements:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement No. 153, Exchanges of Non-monetary Assets — an Amendment of Opinion No. 29. This Statement amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of Statement No. 153 will be effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. We have evaluated this accounting standard and have determined it will not have an impact to our consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123, Share-Based Payment (“SFAS 123R”). SFAS 123R replaces SFAS No. 123 and, although the two pronouncements are similar in most respects, a key difference among the pronouncements is that SFAS 123R generally requires companies to recognize the cost of employee services rendered in exchange for awards of equity instruments based on the grant-date fair value of those awards. SFAS 123R is effective as of the beginning of the first interim reporting period that begins after June 15, 2005 and may be adopted earlier. The Company did not adopt SFAS 123R as of December 31, 2004 and as a result, SFAS 123R has not affected the Company’s consolidated financial position or results of operations to date. The adoption of SFAS 123R is expected to result in an increase in the Company’s employee costs although the actual impact has not yet been determined as the Company has not yet determined which option valuation approach it will use to estimate the fair value of the stock option grants.

The Emerging Issues Task Force (“EITF”) reached a consensus on Issues No. 04-1, Accounting for Pre-existing Relationships between the Parties to a Business Combination for reporting periods beginning after October 13, 2004. This Task Force consensus discusses that consummation of a business combination between two parties that have a pre-existing relationship should be evaluated to determine whether a settlement of a pre-existing relationship exists. We have evaluated this EITF consensus and have determined it will not have a material impact to our consolidated financial statements.

2.    Cash Held as a Fiduciary:

The Company is the custodian of cash deposited by customers with specific instructions as to its disbursement from active escrow, trust and account servicing files. The balances in these accounts have not been included in the consolidated financial statements. As of December 31, 2003 and 2004, the accounts contain balances of approximately $486.7 million and $789.7 million, respectively. As a result of holding these deposits in escrow, the Company is involved in programs for realizing economic benefit during the year through favorable borrowing and vendor arrangements with the various financial institutions where the deposits are held.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.    Concentration of Risk:

The Company maintains cash and cash equivalents with various financial institutions. Deposits which exceed $100,000 at each institution are not insured by the Federal Deposit Insurance Corporation. Of the $17.0 million in cash and cash equivalents and short-term investments on hand at December 31, 2004, $12.3 million was not insured by the Federal Deposit Insurance Corporation.

The Company’s accounts receivable are typically not collateralized. The Company does not depend upon any single customer or single group of customers. The loss of any one customer would not have a material adverse effect on the Company.

4.    Acquisitions:

In January 2003, the Company acquired Land Title of Nevada. Land Title provides title insurance and escrow services to residential and commercial customers in the real estate industry. The acquisition marked the Company’s entrance into the Las Vegas, Nevada market adding five branch offices and 94 employees. The transaction, which was accounted for using guidance set forth in FASB Statement No. 141, Business Combinations, included payment of $1.25 million in cash and issuance of a $2.25 million, five-year note to the seller for a total purchase price of approximately $3.5 million. The note provides for monthly installments and accrues interest at prime, with a floor of 4.75% and a ceiling of 6.75%. The operations of Land Title have been included in the consolidated financial statements of the Company since January 1, 2003, which was the effective date of the transaction.

The purchase price was allocated to the assets purchased based on their respective fair values at the acquisition date. Included in this allocation of the purchase price was $1.5 million of goodwill and two other intangible assets, approximately $184,000 for a covenant not to compete agreement with the former owner of Land Title, which is amortized over the five-year life of the agreement, and approximately $47,000 was allocated to Land Title’s backlog of opened orders, which was fully amortized during 2003. The following table summarizes the estimated fair values of the allocation of the purchase price and direct acquisition costs to the assets and liabilities acquired at the date of purchase ($ in thousands):

Assets and (Liabilities) Acquired:
Cash and cash equivalents	$335
Accounts receivable, net	255
Notes and other receivables	119
Deposits and other assets	66
Property and equipment, net	449
Title plant	2,230
Goodwill	1,544
Other intangible assets	231
Accounts payable and accrued expenses	(551)
Reserve for title insurance and escrow losses	(49)
Other liabilities	(1,129)

Total	$3,500

In May 2004, the Company acquired Nationwide Appraisal Services Corporation. Under the terms of the acquisition, approved by the Board of Directors for each company, the Company paid $25.0 million in cash at

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

closing, with $3.0 million in deferred cash consideration payable if certain conditions are satisfied after the closing of the transaction. Subsequent to the closing, it was determined that certain conditions relating to $1.0 million of the deferred cash consideration will not be required to be paid, in accordance with provisions of the acquisition agreement. Nationwide Appraisal provides real estate appraisal services and also issues title insurance policies throughout most large markets in the United States and is the cornerstone of the Company’s Lender Services segment. The purchase price was financed from cash on hand, proceeds from the private placement of common stock and warrants to purchase common stock, and a credit facility from a bank totaling $16.0 million. The credit facility included a loan currently bearing interest at a fixed rate of 4.75%. The terms of the credit facility required a $6.0 million payment of principal on September 30, 2004. The remaining balance outstanding under the credit facility is being amortized over a five-year period with monthly payments of $166,667 plus interest. The operations of Nationwide Appraisal have been included in the consolidated financial statements of the Company since May 1, 2004, which was the effective date of the transaction.

The purchase price, and direct transaction costs were allocated to the assets purchased and liabilities assumed, based on their respective fair values at the date of acquisition. Included in this allocation of the purchase was $23.6 million of goodwill and three other intangible assets; $1.0 million related to existing customer relationships, which will be amortized over a five-year period, approximately $50,000 for a covenant not to compete agreements with former stockholders of Nationwide Appraisal, which is amortized over the three-year term of the agreement, and approximately $456,000 was allocated to Nationwide Appraisal’s backlog of opened orders, which was fully amortized during the second quarter 2004. The following table summarizes the estimated fair values of the allocation of the purchase price and direct acquisition costs to the assets and liabilities acquired at the date of purchase ($ in thousands):

Assets and (Liabilities) Acquired:
Cash and cash equivalents	$279
Accounts receivable, net	4,743
Deposits and other assets	118
Property and equipment, net	1,866
Goodwill	23,597
Other intangible assets	1,490
Accounts payable and accrued expenses	(5,450)
Reserve for title insurance and escrow losses	(75)
Debt	(1,568)

Total	$25,000

In November 2004, the Company acquired the assets of Real Estate Appraisal Services, Inc. (“REAS”). Under the terms of the agreement, approved by the Board of Directors of each company, the purchase price was $0.8 million, $0.3 of which was paid in cash and $0.5 million of which was a note payable in favor of the seller, Citizens Financial Group. REAS, located in Cleveland, Ohio, is a provider of appraisal and flood determination services for residential and commercial property primarily in Ohio, and provides an extension of services to customers of our Lender Services segment. The operations of REAS have been included in the consolidated financial statements of the Company since November 6, 2004, which was the effective date of the transaction. The allocation of the purchase price included allocation of $0.3 million to goodwill.

In July 2004, the Company acquired Determination Processing Services, Inc., which was subsequently renamed Nationwide TotalFlood Services, Inc. (“Nationwide TotalFlood”). Nationwide TotalFlood, based in Los Angeles, California, provides residential and commercial flood determinations on property throughout the

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

United States, and increases the Company’s service capacity for our Lender Services segment. Under the terms of the acquisition, approved by the Board of Directors of each company, the purchase price was $1.7 million and was financed from cash on hand. The operations of Nationwide TotalFlood have been included in the consolidated financial statements of the Company since July 1, 2004, which was the effective date of the transaction.

The purchase price was allocated to the assets purchased and liabilities assumed, based on their respective fair values at the date of acquisition. Included in this allocation of the purchase was approximately $2.0 million of goodwill. The following table summarizes the estimated fair values of the allocation of the purchase price and direct acquisition costs to the assets and liabilities acquired at the date of purchase ($ in thousands):

Assets and (Liabilities) Acquired:
Cash and cash equivalents	$2
Accounts receivable, net	617
Deposits and other assets	47
Property and equipment, net	127
Goodwill	1,994
Accounts payable and accrued expenses	(683)
Other liabilities	(448)

Total	$1,656

Selected unaudited pro forma combined results of operations for the years ended December 31, 2003 and 2004, assuming acquisitions made in 2004, discussed above, occurred January 1, 2003, and selected unaudited pro forma combined results of operations for the nine month periods ended September 30, 2004 and 2005, assuming the acquisitions discussed above occurred on January 1, 2004, are as follows ($ in thousands, except share and per share data):

	Year Ended December 31,		Nine Months Ended September 30,
	2003	2004	2004	2005
			(unaudited)	(unaudited)
Total revenue	$331,954	$326,498	$224,792	$282,170
Income before income taxes	36,660	29,707	21,724	29,648
Net income	22,106	18,032	13,187	17,111
Earnings attributable to common shares	20,705	16,627	12,135	16,063

Net income per common share:
Basic	$0.99	$0.78	$0.57	$0.73

Diluted	$0.91	$0.72	$0.53	$0.66

Weighted average shares outstanding:
Basic	20,942,279	21,245,705	21,245,705	21,978,428
Diluted	22,655,104	22,988,794	22,988,794	24,352,314

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.    Investments:

Under FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities, securities are generally classified as available-for-sale, held-to-maturity, or trading. The Company has classified its entire fixed maturity bonds and equity securities portfolios as available-for-sale. Securities classified as available-for-sale are reported at fair value in the consolidated statements of financial position with the related unrealized holding gains and losses on such available-for-sale securities reported as a separate component of equity after adjustments for related changes in deferred income taxes. The cost, gross unrealized gains and losses and fair value of fixed maturity bonds available-for-sale as of December 31, 2003 and 2004, are as follows ($ in thousands):

December 31, 2003:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government and agencies	$7,409	$45	$(7)	$7,447
State and political subdivisions	2,179	96	—	2,275
Corporate securities	3,858	213	(9)	4,062

	$13,446	$354	$(16)	$13,784

December 31, 2004:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
U.S. government and agencies	$13,349	$10	$(53)	$13,306
State and political subdivisions	2,488	136	—	2,624
Corporate securities	5,222	139	(14)	5,347

	$21,059	$285	$(67)	$21,277

Contractual maturities at December 31, 2004, which may differ from expected maturities because certain borrowers have the right to call or prepay obligations with or without prepayment penalties, are as follows ($ in thousands):

Maturity dates	Amortized Cost	Estimated fair value
2005-2009	$17,810	$17,867
2010-2014	1,534	1,570
After 2014	1,715	1,840

	$21,059	$21,277

At December 31, 2004 the Company had fixed maturity bonds with an amortized cost of $14.3 million and fair value of $14.5 million that have provisions, which give borrowers the right to call or prepay their obligations with or without prepayment penalties.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investment in equity securities at December 31, 2003 and 2004 consists of investments in the following ($ in thousands):

December 31, 2003:	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Preferred and common stock of banks, trust and insurance companies	$1,715	$216	$(1)	$1,930
Preferred and common stock of industrial and miscellaneous companies	2,649	304	(43)	2,910

	$4,364	$520	$(44)	$4,840

December 31, 2004:	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Preferred and common stock of banks, trust and insurance companies	$1,612	$331	$(1)	$1,942
Preferred and common stocks of public utilities	147	21	—	168
Preferred and common stock of industrial and miscellaneous companies	2,597	313	(45)	2,865

	$4,356	$665	$(46)	$4,975

Gross realized gains related to fixed maturity bonds, available-for-sale were $58,000, $27,000 and $0 for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized gains related to equity securities, available-for-sale were $5,000, $279,000 and $289,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Gross realized losses related to equity securities, available-for-sale were $0, $0 and $89,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

Gross unrealized losses on investment securities and the fair values of the related securities, aggregated by category and length of time that securities have been in a continuous unrealized loss position at December 31, 2004, were as follows ($ in thousands):

	Less than 12 months		12 months or longer		Total
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government and agencies	$10,516	$(46)	$1,312	$(7)	$11,828	$(53)
State and political subdivisions	—	—	—	—	—	—
Corporate securities	2,403	(8)	93	(6)	2,496	(14)
Equity securities	226	(29)	87	(17)	313	(46)

Total temporary impaired securities	$13,145	$(83)	$1,492	$(30)	$14,637	$(113)

Other income includes net investment income related to the Company’s investment portfolio of approximately $0.7 million and $0.9 million for the years ended December 31, 2003 and 2004, respectively.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.    Property and Equipment:

Property and equipment consists of the following ($ in thousands):

		Year Ended December 31,
	Useful Lives	2003	2004
Land	N/A	$325	$217
Buildings and leasehold improvements	3-40 years	9,362	11,439
Office equipment and software	3-7 years	20,907	27,252
Furniture and fixtures	7 years	5,409	7,658
Vehicles	5 years	104	50

		36,107	46,616

Less: Accumulated depreciation and amortization		(18,030)	(22,976)

		$18,077	$23,640

7.    Income Taxes:

The income tax expense (benefit) consists of the following ($ in thousands):

	Year Ended December 31,
	2002	2003	2004
Current:
Federal	$4,660	$10,941	$6,896
State	1,063	1,934	1,028
Deferred:
Federal	(623)	(1,745)	1,813
State	(99)	(237)	353

	$5,001	$10,893	$10,090

Total current income tax payable was $1.0 million, which was included in Accounts payable and accrued expenses on the accompanying consolidated balance sheet at December 31, 2004.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets/liabilities as of December 31, 2003 and 2004 are as follows ($ in thousands):

	2003	2004
Deferred tax assets:
Accounts receivable	$498	$533
Alternative minimum credit	—	—
Reserve for losses	1,612	1,519
Deferred gain on sales-leaseback	169	—
Accrued vacation	808	680
Other	148	—

Total deferred tax assets	3,235	2,732

Deferred tax liabilities:
Title plant and other intangibles	(1,031)	(1,724)
Property and equipment	(494)	(746)
Unearned premium reserves	(529)	(998)
Investments	(282)	(321)
Other	(60)	(293)

Total deferred tax liabilities	(2,396)	(4,082)

Net deferred tax assets/(liabilities)	$839	$(1,350)

The reconciliation of the provision for income taxes with the expected income taxes based on the statutory federal income tax rate is as follows ($ in thousands):

	Year Ended December 31,
	2002	2003	2004
Expected income tax expense at the federal statutory rate	$4,176	$9,607	$8,888
State income taxes net of federal benefit	636	999	1,020
Other	189	287	182

Income tax expense	$5,001	$10,893	$10,090

8.    Summary of Reserve for Title Insurance and Escrow Losses:

The activity within the reserve for title insurance and escrow losses is as follows ($ in thousands):

	Year Ended December 31,
	2002	2003	2004
Beginning balance	$524	$6,450	$10,909
Provision for claim losses	3,176	9,214	6,250
Reserves acquired	3,525	49	75
Claims paid, net of recoveries	(775)	(4,804)	(2,665)

Ending balance	$6,450	$10,909	$14,569

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

9.    Long Term Debt:

Long term debt components are general obligations of the Company and consist of the following ($ in thousands):

	Years Ended December 31,
	2003	2004
Seven year term loan with Comerica Bank, with 4.75% fixed-rate interest, with monthly installments of $0.2 million including principal and interest, due September 2009, secured by Company’s assets.	$9,000	$7,000
Five year term loan with Comerica Bank with 4.75% fixed-rate interest, with monthly installments of $0.2 million including principal and interest, due May 2009, secured by Company’s assets	—	9,483
8.32% term loan with GMAC Commercial Mortgage, with monthly installments of $0.02 million including principal and interest, due August 2009; secured by a building.	3,011	2,976
Unsecured term loan with former principal of Land Title of Nevada, due May 2007, at the prime rate with a floor of 4.75% and a ceiling of 6.75%. At December 31, 2004, the interest rate was 5.25%.	1,509	1,060
Unsecured note payable to Redevelopment Authority of the County of Washington, Pennsylvania. Repayment terms include no interest and provide for forgiveness at a rate of 10% annually over a ten year period, if certain conditions are met.	—	1,000
Unsecured note payable to Citizens Financial Bank, one year term with fixed-rate interest of 5.50%	—	500
Capital leases on equipment, secured by equipment.	—	1,157

	$13,520	$23,176

The Company has two $3 million revolving lines of credit, which bear interest on any outstanding balance at the prime rate. As of December 31, 2004, there were no cash draws against either credit line. There is $791,000 committed against one credit line for standby letters of credit required pursuant to office leases and a group insurance policy.

The Company’s lines of credit and term loan agreements are secured by substantially all of the Company’s assets and contain certain provisions which may restrict the Company’s ability to incur additional debt, make acquisitions or dispose of significant assets, as well as certain covenants related to the Company’s financial position and operating results.

The maturities of long-term debt after December 31, 2004 were as follows ($ in thousands):

2005	$5,540
2006	5,040
2007	4,750
2008	3,204
2009	4,142
Thereafter	500

$23,176

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.    Operating Lease Commitments:

The Company leases office equipment and offices at approximately 130 locations. These lease periods range from one month to 84 months with renewal options of up to ten years. In addition, the Company has a 50-year ground lease, through December 2047, for its corporate office with annual payments of approximately $115,000, subject to adjustments based on the consumer price index. For the years ended December 31, 2002, 2003 and 2004 rental expense was $7.9 million, $14.3 million and $17.4 million, respectively.

The Company’s future minimum lease commitments after December 31, 2004 were as follows ($ in thousands):

2005	$13,656
2006	12,165
2007	9,764
2008	5,784
2009	2,670
Thereafter	5,274

$49,313

11.    Commitments and Contingencies:

In the ordinary course of business, the Company’s title insurance subsidiaries are subject to claims and are named as defendants in litigation relating to policies of insurance or other related services performed on behalf of insured policyholders and other customers. While the results of insurance claims and litigation cannot be predicted with certainty, management believes, based on the advice of legal counsel, that the final outcome of such lawsuits and claims will not have a material adverse effect on the Company’s financial position, results of operations, or liquidity.

United Title has been named in a lawsuit brought by individuals purporting to act in a representative capacity for consumers doing business with lenders and title companies in the State of California which seeks restitution of alleged violations of law in connection with title and escrow practices. Additionally, the California State Controller is conducting an audit of United Title including, among other things, its practices related to unclaimed property. In conjunction with the acquisition of Nations Holding Group in September, 2002 the Company has access to a funded indemnification account which we believe is sufficient to cover any potential exposure on these matters. Accordingly, the Company does not believe this potential exposure would have a material affect on its financial position, results of operations or cash flows. The results of legal proceedings cannot be predicted with certainty, but United Title intends to vigorously defend the lawsuit and any adverse findings of the State Controller.

The Company’s title insurance underwriter, United Capital, is subject to regulations that limit its ability to pay dividends or make loans or advances to its parent, principally for the protection of policyholders. Generally, the total amount of dividends and distributions is limited to the greater of 10% of United Capital’s surplus, which amount was $16.8 million as of December 31, 2004, or 100% of net income for the previous calendar year which amount was $3.4 million for the year ended December 31, 2004. Under these restrictions, United Capital could pay, to its parent, dividends of $3.4 million during 2005 without prior regulatory approval. Of the Company’s $10.8 million in cash and cash equivalents at December 31, 2004, $1.7 million relates to United Capital and would be subject to the aforementioned restrictions. Of the Company’s $32.5 million investment portfolio,

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

consisting of short term investments, fixed maturity bonds and equity securities, $30.8 million related to United Capital and would be subject to the aforementioned restrictions.

12.    Supplemental Cash Flow Information:

The following supplemental cash flow information is provided with respect to interest and tax payments, as well as certain non-cash investing and financing activities ($ in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2003	2004	2004	2005
				(unaudited)	(unaudited)
Cash paid during the year:
Interest	$418	$814	$1,154	$853	$819
Income taxes	3,080	15,790	6,015	2,743	11,312
Non-cash investing and financing activities:
Issuance of preferred stock to acquire Nations	17,516	—	—	—	—
Issuance of warrants for common stock to acquire Nations	213	—	—	—	—
Issuance of common stock in connection with acquisition of Nations	197	—	—	—	—
Cash dividend to common stockholders declared	—	366	430	—	—

The Company’s Board of Directors declared a cash dividend during the fourth quarter 2004 of $0.02 per share to stockholders of record as of December 27, 2004, and the Company paid this dividend totaling $0.4 million on January 10, 2005. The Company’s Board of Directors also declared a cash dividend during the first, second and third quarters of 2005 of $0.02 per share to stockholders of record as of March 25, 2005, June 27, 2005 and September 14, 2005. Each of these $0.4 million (unaudited) dividends were paid on April 8, 2005, on July 8, 2005 and on October 7, 2005.

13.    Employee Benefit Plans:

Profit Sharing Plan:

The Company maintains a profit sharing plan under Section 401(k) of the Internal Revenue Code.

Substantially all of the Company’s employees may elect to defer up to 15% of their salary. Under this plan, the Company contributes $0.33 for every $1.00 the employee contributes, up to a maximum of $1,000. Vesting of matching contributions is based on certain service requirements. Employees are fully vested after three years of service.

The Company’s matching contributions were approximately $0.2 million, $0.5 million and $0.8 million for the years ended December 31, 2002, 2003 and 2004, respectively.

Cafeteria Plan:

The Company maintains an Internal Revenue Code Section 125 Cafeteria Plan as a benefit to its employees. The plan provides for employee and dependent coverage to be paid from before tax compensation. As such, there is no effect on the consolidated financial statements.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.    Stock Option Plans:

The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related Interpretations in accounting for its 1996 Stock Option Plan and the Company’s Non-Employee Directors Stock Option Plan. Under APB 25, because the exercise price of the Company’s stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized in the Company’s consolidated financial statements.

The Company’s 1996 Stock Option Plan (“The Plan”) has authorized the grant of common stock options to all the Company’s employees. Currently, 5,650,000 shares of Common Stock are authorized for issuance pursuant to the Plan. As of December 31, 2004, 3,674,526 options are outstanding under the Plan. All options granted have 5-year terms. Fifty percent of each option grant can be exercised after two years from the date granted; the remaining options can be exercised after three years provided the optionee remains employed with the Company at such vesting date. Options granted under the Plan are not transferable and the per share exercise price of an incentive stock option granted under the Plan may not be less than the fair market value of the common stock on the date of grant.

The Company’s Non-Employee Directors Stock Option Plan (“Directors Plan”) has authorized the grant of options to non-employee members of the Board of Directors and advisory boards. Currently, 750,000 shares of Common Stock are authorized for issuance pursuant to the Directors Plan. As of December 31, 2004, 290,000 options are outstanding under the Directors Plan. All options granted have 5-year terms. Fifty percent of each option grant can be exercised after two years from the date granted; the remaining shares can be exercised after three years provided the optionee remains an eligible director at such vesting date. Upon election to the Board of Directors each board member is granted the option to purchase 15,000 shares of common stock. In addition to the foregoing option grants, each year every non-employee director automatically receives an option to acquire 10,000 shares of the Company’s common stock on the third business day following the date the Company publicly announces its annual financial results, provided that such director has attended at least 75% of the meetings of the Board of Directors and the Board Committees of which such non-employee director is a member in the preceding fiscal year.

A summary of the Company’s stock option activity pursuant to its stock option plans, and related information for the years ended December 31 is as follows:

	2002		2003		2004
	Options	Weighted Average Price	Options	Weighted Average Price	Options	Weighted Average Price
Outstanding — Beginning of year	3,418,000	$1.82	3,783,000	$2.09	3,720,125	$2.42
Granted	1,664,300	2.20	844,650	3.46	1,068,600	4.43
Exercised	(737,750)	1.20	(391,825)	1.64	(345,849)	2.15
Forfeited	(561,550)	1.92	(515,700)	2.30	(478,350)	3.19

Outstanding — End of year	3,783,000	2.09	3,720,125	2.42	3,964,526	2.85

Exercisable at end of year	530,575	1.83	1,023,825	2.02	2,017,576	2.16

Weighted average fair value of options granted during the year	$1.25		$1.59		$1.44

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock options outstanding at December 31, 2004 were as follows:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Options	Weighted Average Remaining Contractual life	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$1.00-$2.00	610,492	1.5 years	$1.51	488,667	$1.38
$2.03-$3.00	2,057,684	2.1 years	2.38	1,478,784	2.36
$3.05-$5.25	1,296,350	4.1 years	4.23	50,125	3.88

	3,964,526	2.7 years	$2.85	2,017,576	$2.16

15.    Allowance for Uncollectible Accounts Receivable:

Changes in the allowance for uncollectible accounts receivable for the years ended December 31, 2002, 2003 and 2004 are as follows ($ in thousands):

Balance as of December 31, 2001	$193
Provision charged to operations	64
Balance resulting from acquisition	514
Write-offs, net of recoveries	(285)

Balance as of December 31, 2002	486
Provision charged to operations	1,679
Write-offs, net of recoveries	(1,395)

Balance as of December 31, 2003	770
Provision charged to operations	304
Balance resulting from acquisition	192
Write-offs, net of recoveries	(281)

Balance as of December 31, 2004	$985

16.    Segment Information:

The Company’s two reportable segments are Title and Escrow Services and Lender Services. Reportable segments are determined based on the organizational structure, types of products and services and market differentiation. The acquisition of Nationwide precipitated the establishment of the Lender Services segment based upon these factors. Because the operations included in the Lender Services segment were acquired in 2004, there is no comparison of segment results to the prior year presented, as all of the operations in 2003 related to Title and Escrow services.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result, segment information is from May 1, 2004, the acquisition date of Nationwide. Summarized financial information concerning the Company’s reportable segments is presented as follows ($ in thousands):

	Year Ended December 31, 2004			Nine Months Ended September 30, 2005
				(unaudited)
	Title and Escrow Services	Lender Services	Total	Title and Escrow Services	Lender Services	Total
Revenue	$252,604	$38,272	$290,876	$228,110	$54,060	$282,170
Depreciation and amortization	5,194	1,002	6,196	4,222	885	5,107
Interest expense	1,110	45	1,155	783	31	814
Pre-tax earnings	23,658	2,020	25,678	27,368	2,280	29,648
Income tax expense	9,304	786	10,090	11,627	969	12,596
Capital expenditures	7,350	3,490	10,840	4,119	2,399	6,518
Assets	101,633	44,450	146,083	121,956	44,242	166,198
Goodwill	20,121	25,937	46,058	20,228	27,137	47,365
Other intangibles	123	1,023	1,146	89	863	952

The activities of the reportable segments include:

Title and Escrow Services

This segment consists of wholly-owned title insurance agencies, a title insurance underwriter and parent holding company operations, including issuance and repayment of corporate debt obligations. This segment generates its revenue principally from issuing title insurance policies and providing escrow services for residential and commercial real estate transactions, services which are typically marketed to real estate agents, community banks and regional lenders in selected local markets.

Lender Services

This segment encompasses the Company’s bundled services strategy which currently includes real estate appraisal and valuation services, title insurance and escrow related services and flood zone determination services which are marketed to regional and national lenders and mortgage brokers. Unlike the Company’s traditional title and escrow services division, this segment typically conducts its business on a national scope from centralized processing centers. This segment generates its revenue principally from providing appraisal and valuation services, issuing title insurance policies, providing escrow services and flood zone determination services primarily for lenders involved in residential real estate transactions.

CAPITAL TITLE GROUP, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17.    Selected Quarterly Financial Data:

The following table sets forth unaudited selected quarterly financial data for each quarter of the years ended December 31, 2003 and 2004 ($ in thousands, except per share data):

	March 31	June 30	September 30	December 31	Total
2003
Total revenue	$56,522	$68,302	$73,451	$51,970	$250,245
Net income	3,368	5,878	5,760	1,554	16,560
Earnings attributable to common shares	3,022	5,529	5,407	1,201	15,159
Earnings attributable to common shares per common share:
Diluted	0.16	0.28	0.27	0.06	0.77

2004
Total revenue	$51,547	$79,538	$79,070	$80,721	$290,876
Net income	597	5,506	5,685	3,800	15,588
Earnings attributable to common shares	248	5,156	5,332	3,447	14,183
Earnings attributable to common shares per common share:
Diluted	0.01	0.23	0.23	0.15	0.64

6,850,000 Shares

Common Stock

PROSPECTUS

November 15, 2005